SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2013

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Annual report for the year ended December 31, 2012, released on April 11, 2013	A-1

1.2	Announcement of notice of annual general meeting, dated April 11, 2013	B-1

1.3	Circular regarding proposed change of auditors and notice of annual general meeting, dated April 11, 2013	C-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 15, 2013	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

4

Exhibit 1.1

Contents

Corporate Culture
A-1	Contents
A-2	2012 Milestones
A-3	Corporate Information
A-4	Financial Highlights
A-6	Chairman’s Statement
A-12	Directors, Supervisors and Senior Management
A-20	Business Review
A-28	Management’s Discussion and Analysis of Financial Conditions and Results of Operations
A-36	Report of the Directors
A-54	Report of the Supervisory Committee
A-56	Recognition & Awards
A-58	Corporate Governance Report
A-80	Human Resources Development Report
A-90	Corporate Social Responsibility Report
A-109	Report of the Independent International Auditor
A-110	Consolidated Statement of Financial Position
A-112	Statement of Financial Position
A-114	Consolidated Statement of Comprehensive Income
A-115	Consolidated Statement of Changes in Equity
A-116	Consolidated Statement of Cash Flows
A-118	Notes to the Financial Statements
A-175	Financial Summary
A-177	Shareholder Information

A-1

2012 Milestones

March

China Teecom first launched CDMA

iPhone 4S

June

China Telecom provided communication safety assurance for Shanghai Cooperation

Organisation Beijing Summit

June

China Telecom successfully accomplished the communication safety assurance of Shenzhou – 9 spacecraft

December

The Company has agreed with China Telecommunications Corporation to acquire certain assets and liabilities of CDMA network at RMB87.2 billion and the transaction was completed at the end of 2012

A-2

Corporate Information

China Telecom Corporation Limited (“China Telecom” or the “Company”, together with its subsidiaries, collectively the “Group”) is a full services integrated information service operator and the world’s largest wireline telecommunications, CDMA mobile network and broadband Internet services provider, providing basic telecommunications services such as wireline telecommunications services and mobile telecommunications services, and value-added telecommunications services such as Internet access services and information services in the PRC. As at the end of 2012, the Company has wireline access lines in service of about 163 million, wireline broadband subscribers of about 90 million and mobile subscribers of about 161 million. The Company’s H shares and American Depositary Shares (“ADSs”) are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively.

Board of Directors

Executive Directors

Wang Xiaochu (Chairman)

Yang Jie

Wu Andi

Zhang Jiping

Yang Xiaowei

Sun Kangmin

Ke Ruiwen

Independent Non-Executive Directors

Wu Jichuan

Qin Xiao

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Company Secretary & Qualified Accountant

Yung Shun Loy, Jacky

Audit Committee

Tse Hau Yin, Aloysius (Chairman)

Wu Jichuan

Qin Xiao

Xu Erming

Remuneration Committee

Xu Erming (Chairman)

Wu Jichuan

Qin Xiao

Tse Hau Yin, Aloysius

Nomination Committee

Wu Jichuan (Chairman)

Tse Hau Yin, Aloysius

Cha May Lung, Laura

Xu Erming

Supervisory Committee

Shao Chunbao (Chairman)

Zhu Lihao (Independent Supervisor)

Mao Shejun (Employee Representative)

Zhang Jianbin (Employee Representative)

Hu Jing

Du Zuguo

Legal Representative

Wang Xiaochu

International Auditor

KPMG

Legal Advisers

Jingtian & Gongcheng

Freshfields Bruckhaus Deringer

Sullivan & Cromwell LLP

Stock Code

HKEx: 728

NYSE: CHA

Company Website

www.chinatelecom-h.com

A-3

Financial Highlights

	2010[5]	2011[5]	2012
	(restated)	(restated)

Operating revenues (RMB millions)	219,897	245,068	283,073

Pre-leasing fee EBITDA[1] (RMB millions)	88,988	94,371	96,387

Post-leasing fee EBITDA[1] (RMB millions)	75,668	75,360	70,841

Net profit[2] (RMB millions)	15,339	16,500	14,925	[3]

Capital expenditure (RMB millions)	43,037	49,551	53,731

Total debt/Equity[4]	29.9%	20.3%	37.7%

Earnings per share (RMB)	0.1895	0.2039	0.1844

Dividend per share (HK$)	0.085	0.085	0.085

Net asset value per share[4] (RMB)	3.035	3.165	3.275

1	Pre-leasing fee EBITDA was calculated before CDMA network capacity lease fee. Post-leasing fee EBITDA was calculated after CDMA network capacity lease fee.
2	Net profit represented profit attributable to equity holders of the Company.
3	Following the launch of iPhone to expand the high-end market, the Group made an appropriate increase in marketing initiatives for the profitable scale development of its mobile services, which is expected to significantly enhance its long-term sustainable growth and value creation despite the short-term pressure on its profitability.
4	Equity and net asset value represented equity attributable to equity holders of the Company.
5	Certain prior years figures were retrospectively restated due to the acquisition of digital trunking business. Please refer to note 1 to the audited financial statements in this annual report for details.

For further information, please browse our website at www.chinatelecom-h.com.

A-4

Financial Highlights

A-5

Chairman’s Statement

2012 was the best year ever for the Company’s development since the commencement of full services operation. We persisted in deepening transformation, firmly adhered to the main theme of “promoting scale development through dual-leadership in innovation and service” and persisted in efficient scale operation and data traffic operation, leading to rapid expansion in the core services. Through the successful acquisition of mobile network from our parent company, we accomplished unified mobile service operation with network as a whole. We accurately captured the development pattern of the mobile Internet and developed sustainable competitive advantages, resulting in significant enhancement in our four core capabilities in innovation, service, centralised efficient management and operation. With pragmatic promotion of the “Three New Roles”1 strategy, the strategic landscape of new businesses emerged and the corporate development is ignited with new vitality.

Operating Results

In 2012, the Company’s operation was on track as planned. The operating revenues amounted to RMB283.1 billion, representing an increase of 15.5% over last year. Excluding the mobile terminal sales, the operating revenues were RMB258.3 billion, representing an increase of 11.8% over last year, with revenue growth surpassing industry average. The proportion from high growth businesses increased rapidly and the business structure continuously optimised. EBITDA2 was RMB96.4 billion, an increase of 2.1% over last year. EBITDA margin3 was 37%. The profit attributable to equity holders of the Company was RMB14.9 billion, declined by 9.5% from last year. Taking advantage of the opportunities arising from the launch of iPhone, the Company made an appropriate increase in marketing initiatives for the expansion into the high-end subscriber market to promote the revenue growth, which is expected to significantly enhance the long-term sustainable growth and value creation despite the short term pressure on the profitability. Basic earnings per share of the Company were RMB0.18. Capital expenditure was RMB53.7 billion. Free cash flow4 reached RMB12.4 billion.

At the end of 2012, we successfully completed the acquisition of CDMA network assets from the parent company, enabling us to organise and coordinate the investment and deployment, operation and management, as well as the upgrade and planning for the mobile network, promoting better development of the mobile services and enhancing the future profitability of the Company.

Taking into account the return to shareholders, the Company’s cash flow and the capital requirements for the mobile network acquisition and future development, the Board of Directors has decided to recommend at the forthcoming Annual General Meeting that a dividend being an equivalent of HK$0.085 per share be declared, which is the same as last year.

1	The “Three New Roles” refers to the “Leader of Intelligent Pipeline”, the “Provider of Integrated Platforms” and the “Participant of Content & Application Development”.
2	For convenience of investors’ comparative analysis, EBITDA is calculated before CDMA network capacity lease fee.
3	EBITDA margin is calculated based on EBITDA divided by the operating revenues excluding mobile terminal sales.
4	Free cash flow is calculated from EBITDA minus CDMA network capacity lease fee, capital expenditure and income tax.

A-6

Chairman’s Statement

Nowadays, with increasing popularity of smartphones and flourishing mobile Internet development, a terminal is no longer a simple conversational device, but more for providing life-enriching and value-creating information to users. Facing this fundamental change, our people courageously break away from the constraints of traditional telecommunications operation mindset, persistently reinforcing their efforts in learning and exploring. They are keen for reform and innovation, endeavouring to offer superior and compelling services to our customers. I feel so proud and grateful to our team for their unrivalled dedication and passion. I firmly believe that China Telecom would ride on this momentum to achieve a vibrant enterprise built to last!

A-7

Chairman’s Statement

The Company will strive to enhance profitability and concurrently pave the way for future dividend increase.

Rapid scale expansion of full services operation

In 2012, we deepened the implementation of the two key strategies of scale operation and data traffic operation, persisting in mobile operation driven by 3G and proactively developing fibre broadband deployment and accelerated development in informatisation application. The three core services integrated altogether and fostered synergistically, resulting in strong growth in revenues and subscriber scale of the Company. The operating revenues achieved double-digit growth and the wireline revenue became stabilised with an upward trend. The efficient scale development of full services operation is on the “fast track”.

In 2012, mobile Internet business began to experience exponential growth. We firmly grasped the opportunity to accelerate scale expansion, proactively leveraging the network strengths, persisting in terminal-driven mode, reinforcing scale procurement and centralised efficient marketing of terminals, deepened transforming self-operated sales outlets into specialty stores, motivating the vigorousness of open channels, equally emphasising integrated products and mobile single product, and rolling out data traffic operations in full-scale. Mobile services revenue amounted to RMB92.8 billion for the full year, an increase of 36% over last year, which was the highest growth rate in the industry. The number of mobile subscribers reached a total of 161 million, with a net addition of 34.15 million, of which net addition of 3G subscribers was 32.76 million. 3G subscribers accounted for 43% of total subscriber base. Mobile subscriber market share was about 15% while 3G subscriber market share reached 30%, with increasing influence on the market.

In 2012, we successfully embarked on data traffic operation. Started with establishing an operating system, the Company built a data traffic operation team which was vertically integrated and horizontally coordinated. Meanwhile, numerous initiatives were adopted to effectively expand the data traffic scale: enhancing the quality of data traffic resources through strengthening the coordination and centralised efficient promotion of self-developed applications such as product centre businesses and premium external-parties applications; strengthening the promotion of 3G smartphones and reinforcing the 3G applications assistance as well as sales and marketing to enhance customers’ experience and to cultivate users’ habits in data traffic; precision marketing to improve the services in data usage alert and traffic usage enquiries to improve customers’ experience; refining data traffic packages and focusing on targeted markets to improve the data traffic contribution. The data traffic of Internet access by handset almost tripled in 2012.

In 2012, the Company reinforced its leadership in the wireline broadband market. The Company progressively promoted the “Broadband China • Fibre Cities” construction project and further expanded fibre broadband coverage. Concurrently, we pushed full-strength ahead with our fibre broadband marketing campaign “Lightening Fibre Residential Areas”, quickly transforming the strengths of our superior network to a competitive edge. At the same time, the Company further penetrated into the rural broadband market. Building on this foundation, we comprehensively promoted the network bandwidth upgrade initiative to enhance customer perception of our broadband network and the brand value.

A-8

Chairman’s Statement

We deepened the integration of broadband access with products such as Internet TV (“iTV”) to provide premium content and enriched value. To enhance customer satisfaction, we promoted the research and development of intelligent bandwidth upgrade products, offered services for self-served bandwidth assessment and optimised customers experience by self-served bandwidth upgrade. Wireline Internet access service revenue were RMB67.8 billion for the year, an increase of 10% over last year. Wireline broadband subscribers base exceeded 90 million with net addition of 13.31 million, of which the number of Fibre-to-the-Home (“FTTH”) subscribers was about 15 million.

We further expanded our strengths in informatisation applications in 2012 by separately promoting and deepening strategic cooperation with three target groups: “Smart Cities”, key customers and cooperation partners. Scale expansion achieved significant results in various target market groups: for the key customers in the industries, we persisted in offering a comprehensive solution focusing on six key applications such as administration and tax services to extend vertical integration; for clustered small to medium-sized customers such as the professional market, we concentrated on four main standardised products such as e-Surfing RFID to promote scale replication; for the campus market, we launched the new application “e-Surfing School” that specifically targets primary and secondary schools and secured nearly 20,000 contracts for the “Smart Campus” initiative. In 2012, the revenue growth rate from the government and enterprise customers was above that of the Company as a whole. In 2012, the net addition of government and enterprise broadband customers was about 4 million, with a subscriber base of more than 20 million. The net addition of mobile subscribers of informatisation applications was over 10 million in total, reaching a scale of more than 20 million. Data traffic and value per subscriber were further enhanced.

Enhancing Four Capabilities and Developing a Sustainable Competitive Edge

Innovation capability To liberate mindsets and take the lead in innovation. The intelligent upgrade of our broadband network has progressed from trial to commercial launch, promoting intelligent upgrade of our mobile network with a real-time service identification capability as its core. We accelerated the construction of an integrated platform and were the pioneer in building a platform with open and cooperative ability, congregating customer and data traffic resources. We deepened our innovation in systems and mechanisms, accelerated the corporatisation process of our product centres services and introduced private investment to stimulate their vitality and initiatives. We accelerated the transformation of electronic channels to e-commerce channels, which is leading in the industry. We consolidated our resources abroad and established China Telecom Global Limited to coordinate our overseas market expansion. We adhered to the doctrine of people-oriented strategy and optimised our human resources management system as well as strengthened the team-building of our management staff, senior professional talents and frontline employees.

A-9

Chairman’s Statement

Service capability Deepened service transformation and focusing on key services to achieve service leadership. We built an open and intelligent customer service mechanism to provide one-stop service solutions to customers. Leveraging on service innovation, we vigorously enhanced the service capabilities of Online Service Centre and Mobile Palm Service Centre to create comparative advantages in the market. Customer life-cycle management was implemented to strengthen the effectiveness of our customer retention efforts. As a pioneer in adopting 3G service standards that are higher than the industry level, and specifically targeting the enhancement of mobile broadband service level, our 3G service satisfaction is leading in the industry. With further implementation of wireline broadband services enhancement projects and development of superior broadband services around key customer interfaces, we attained the highest level of broadband service satisfaction in the industry.

Centralised efficient management capability Deepened centralised efficient operation and marketing: We optimised our brand structure, refined our service packages, strengthened the centralised efficient management of products, improved the 3G terminal portfolio structure and strengthened the efforts in centralised procurement, further unified service codes and standards, and reinforced “one-point access and entire-network operation”; in the four key areas including procurement, IT system, government and enterprise customers marketing, network operation and maintenance, we fully implemented the separation of management and operational functions and optimised our organisational structure, increased our market responsiveness and enhanced our operating efficiency. We established a “Cloud” company to implement professional operation and centralised efficient management of our “Cloud” service.

Operation capability Optimised comprehensive budgeting and performance management: We promoted market-share oriented and dynamic budget management and assessment system to foster the Company’s overall market share expansion. We implemented precision management and further promoted refinement of performance evaluation units, strengthening cost control and continually enhancing operating efficiency. We optimised our resource allocation and tilted our sales initiatives towards high growth businesses, while our investment focusing on high return areas in fibre broadband, mobile Internet and core business platforms. We strengthened the synergies among our various channels and fully mobilised the enthusiasm of the open channels, resulting in enhancement in channel integrated efficiency.

Corporate Governance and Social Responsibility

We continue to strive to maintain a high level of corporate governance, strengthen risk management and control, improve corporate transparency and enhance corporate value. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We were accredited with a number of awards and recognition, including being voted the “No. 1 Best Managed Company in Asia” by FinanceAsia for two consecutive years, “The Best of Asia” by Corporate Governance Asia for three consecutive years, and also “Overall Best Managed Company in Asia” by Euromoney four years in a row.

A-10

Chairman’s Statement

We firmly adhere to corporate social responsibility and be a responsible corporate citizen. We persist in operating with integrity and proactively protecting the industry eco-environment. We implement environmentally friendly operation and enhance energy saving and emissions reduction as well as the cooperative building and sharing of mobile base stations. We provided telecommunications assurance services for significant events such as the successful launch of Shenzhou-9 spacecraft and Shanghai Cooperation Organisation Summit, receiving high recognition and appreciation from the society. In 2012, China Telecom was accredited with “China’s Outstanding Enterprise in Corporate Social Responsibility” by the Chinese Academy of Social Sciences.

Outlook

Looking ahead, we are fully confident. Currently, with the tide of mobile Internet sweeping globally and the accelerated industrialisation and informatisation development in China, the information and communications industry in the Mainland will maintain a relatively high growth rate, which offers the Company a promising prospect. Meanwhile, the intensifying market competition, uncertain regulatory environment and rapid development of new technology offer us not only development opportunities but also new challenges.

We will firmly seize this valuable golden opportunity to persevere with the deepening of strategic transformation. We will accelerate the scale development of fundamental services, expedite the nurture of emerging services as well as closely monitor and proactively respond to advancement of new technology and changes in regulatory policies. We will also adhere to the Internet’s spirit of “openness, cooperation and innovation”, breaking away from the constraints of traditional telecommunications operation mindset. We will promote the services development through differentiation, motivate the innovative vitality of our employees through market-driven mechanism and promote scale development and profitability through “dual-leadership in innovation and service”. Leveraging our unswerving promotion of “Three New Roles” strategy, our unique and sustainable competitive strengths are created, so as to achieve a vibrant enterprise built to last.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

20 March 2013

Chairman Wang Xiaochu received “No. 1 Best Managed Company in Asia” award from FinanceAsia

A-11

Directors, Supervisors and Senior Management

Mr. Wang Xiaochu

Age 55, is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province, Director General of the Tianjin Posts and Telecommunications Administration, Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited, Vice President of China Mobile Communications Corporation, President of China Telecommunications Corporation, Chairman of the board of directors and a Non-executive Director of China Communications Services Corporation Limited. He is also the Chairman of China Telecommunications Corporation and Honorary Chairman of China Communications Services Corporation Limited. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Third-Class Award from the State Scientific and Technological Progress Award and the First-Class Award from the former Ministry of Posts and Telecommunications Scientific and Technological Progress Award. Mr. Wang has over 30 years of management experience in the telecommunications industry.

Mr. Yang Jie

Age 51, is an Executive Director, President and Chief Operating Officer of the Company. Mr. Yang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation. He is also the President of China Telecommunications Corporation. Mr. Yang has 29 years of operational and managerial experience in the telecommunications industry in China.

A-12

Directors, Supervisors and Senior Management

Madam Wu Andi

Age 58, is an Executive Director, Executive Vice President and the Chief Financial Officer of the Company. She is responsible for the financial management of the Company. Madam Wu is a senior accountant. She graduated from the Beijing Institute of Economics with a bachelor degree in finance and trading in 1983, and studied in a postgraduate program in business economics management at the Chinese Academy of Social Sciences from 1996 to 1998. She studied in a master of business administration (MBA) program at the Guanghua School of Management at Peking University from 2002 to 2003 and received an executive master degree of business administration (EMBA). Prior to joining China Telecommunications Corporation in May 2000, she served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), Director General, Deputy Director General and Director of the Department of Finance of the Ministry of Posts and Telecommunications (“MPT”). She is also a Vice President of China Telecommunications Corporation. Madam Wu has 31 years of economic and financial management experience in the telecommunications industry in China.

Mr. Zhang Jiping

Age 57, is an Executive Director and Executive Vice President of the Company. Mr. Zhang is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a bachelor degree in radio telecommunications engineering in 1982, studied in a postgraduate program in applied computer engineering at Northeastern Industrial University from 1986 to 1988, and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2004. Prior to joining China Telecommunications Corporation in May 2000, he served as Deputy Director General of Directorate General of Telecommunications (“DGT”) of the MPT, a Deputy Director General and Director of the Telecommunication Technology Centre of the Posts and Telecommunications Administration of Liaoning Province. He is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 31 years of experience in network operation and management in the telecommunications industry in China.

Mr. Li Ping

Age 59, is an Executive Vice President of the Company. Mr. Li graduated from the Beijing University of Posts and Telecommunications with a major in radio telecommunications in 1976 and received a MBA degree from the State University of New York at Buffalo, U.S.A. in 1989. He served as Executive Director of China Telecom Corporation Limited, Chairman and President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited, Deputy Director General of the DGT of the MPT. He is also the Vice President of China Telecommunications Corporation, Chairman of the board of directors and an Executive Director of China Communications Services Corporation Limited. Mr. Li has extensive experience in managing public companies and 37 years of operational and managerial experience in the telecommunications industry in China.

A-13

Directors, Supervisors and Senior Management

Mr. Yang Xiaowei

Age 49, is an Executive Director and Executive Vice President of the Company. Mr. Yang is a senior engineer. He received a bachelor’s degree from the Computer Application Department of Chongqing University in 1998 and a master’s degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang was the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, a Deputy Director General of the Chongqing Telecommunications Administration Bureau and a Director General of Chongqing Municipal Communication Administration Bureau. Mr. Yang served as General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group and Executive Director and Vice President of China Unicom Limited. Mr. Yang also served as Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd.. He is also a Vice President of China Telecommunications Corporation. Mr. Yang has extensive experience in management and telecommunications industry.

Mr. Sun Kangmin

Age 56, is an Executive Director and Executive Vice President of the Company. Mr. Sun is a senior engineer. He holds a bachelor degree. Mr. Sun served as Deputy Director General and Chief Engineer of Chengdu Telecommunications Bureau, Deputy Director General of Sichuan Posts and Telecommunications Administration, Head of the Information Industry Department of Sichuan Province, Director General of Communication Administration Bureau of Sichuan Province, Chairman and General Manager of Sichuan Telecom Company Limited. He is also a Vice President of China Telecommunications Corporation. Mr. Sun has 29 years of operational and managerial experience in the telecommunications industry in China.

Mr. Ke Ruiwen

Age 50, is an Executive Director and Executive Vice President of the Company. Mr. Ke obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business. Mr. Ke served as Deputy Director General of Jiangxi Posts and Telecommunications Administration, Deputy General Manager of Jiangxi Telecom, Managing Director of the Marketing Department of the Company and China Telecommunications Corporation, General Manager of Jiangxi Telecom, Managing Director of the Human Resources Department of the Company and China Telecommunications Corporation. He is also a Vice President of China Telecommunications Corporation. Mr. Ke has 27 years of operational and managerial experience in the telecommunications industry in China.

A-14

Directors, Supervisors and Senior Management

Mr. Wu Jichuan

Age 75, is an Independent Non-executive Director of the Company. Mr. Wu is a professor-level senior engineer. Mr. Wu is the Honorary Chairman of the Expert Committee for Telecommunication Economy of MIIT, Honorary Director General of the Chinese Institute of Electronics, and Honorary Director General of the Chinese Institute of Communications. Mr. Wu graduated from the Beijing Institute of Posts and Telecommunications with a major in wired telecommunications engineering in 1959. Mr. Wu served as Vice Minister and Minister of the Ministry of Posts and Telecommunications, Deputy Director of the Committee of the Radio Management of China, Vice Leader of the Informatisation Leading Group of the State Council, Minister of Ministry of Information Industry, a member of the Eighth & the Tenth National People’s Congress, a member of the Standing Committee of the Tenth National People’s Congress and Vice Chairman of the Education, Science, Culture and Public Health Committee of the National People’s Congress.

Dr. Qin Xiao

Age 65, is an Independent Non-executive Director of the Company. Dr. Qin obtained his Ph.D. in economics from University of Cambridge. He is the Independent Non-executive Director of HKR International Limited and AIA Group Limited and China World Trade Center Company Limited and the Non-executive Chairman of the Board of Amex Resources Limited. He is a part-time professor at the School of Economics and Management of Tsinghua University and the Graduate School of the People’s Bank of China, a non-official member of the Financial Services Development Council of Hong Kong. He served as the Chairman of China Merchants Bank Co., Ltd. and China Merchants Group Limited, President and Vice Chairman of China International Trust and Investment Corporation (CITIC), and Chairman of CITIC Industrial Bank. He was a deputy to the Ninth National People’s Congress, a member of the Tenth and the Eleventh Chinese People’s Political Consultative Conference, an advisor on the Foreign Currency Policy of the State Administration of Foreign Exchange, and a member of Toyota International Advisory Board, he also served as Chairman of APEC Business Advisory Council (ABAC) for the Year 2001. His papers and books in economics, management and social transformation have been published in China and abroad.

Mr. Tse Hau Yin, Aloysius

Age 65, is an Independent Non-executive Director of the Company. Mr. Tse is currently an Independent Non-executive Director of CNOOC Limited, Wing Hang Bank Limited, Linmark Group Limited, Sinofert Holdings Limited and SJM Holdings Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. He is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse is a fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in China and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is a graduate of the University of Hong Kong.

A-15

Directors, Supervisors and Senior Management

Madam Cha May Lung, Laura

Age 63, is an Independent Non-executive Director of the Company. Mrs. Cha is currently a Hong Kong Delegate to the 12th National People’s Congress, PRC, the Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission (“CSRC”), a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and Chairman of the Financial Services Development Council, Government of the HKSAR. She is the Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation, the Asia Pacific subsidiary of HSBC Holdings plc, of which she is a Non-executive Director. She is a member of the Yale School of Management Board of Advisors. Mrs. Cha served as Vice Chairman of CSRC from January 2001 to September 2004 and Assistant Director of Corporate Finance, Senior Director, Executive Director and Deputy Chairman of the Securities and Futures Commission of Hong Kong from 1991 to 2001. She received a Juris Doctor degree from Santa Clara University of USA in 1982.

Professor Xu Erming

Age 63, is an Independent Non-executive Director of the Company. Professor Xu is a professor and Ph.D. supervisor of the Graduate School at the Renmin University of China, a member of the Third Session of the University Affairs Committee of the Renmin University of China, Associate Convener of the Sixth Session of the Business Administration Academic Appraisal Group of the Academic Degree Committee of the State Council and Vice Chairman of the Chinese Enterprise Management Research Association. He is also entitled to the State Council’s special government allowances. He is the Independent Supervisor of Harbin Electric Company Limited (formerly known as Harbin Power Equipment Company Limited). Over the years, Professor Xu has conducted research in areas related to strategic management, organisational theories, international management and education management, and has been responsible for research on many subjects put forward by the National Natural Science Foundation, the National Social Science Foundation, and other authorities at provincial and ministry level. He has received many awards such as the Ministry of Education’s Class One Excellent Higher Education Textbook Award, the State-Level Class Two Teaching Award and the National Excellent Course Award. Professor Xu has been a visiting professor at over 10 domestic universities and has been awarded the Fulbright Scholar of U.S.A. twice. Professor Xu was previously a lecturer at the New York State University at Buffalo, U.S.A., the University of Scranton, U.S.A., the University of Technology, Sydney, the Kyushu University, Japan and the Hong Kong Polytechnic University.

A-16

Directors, Supervisors and Senior Management

Mr. Yung Shun Loy, Jacky

Age 50, is the Assistant Chief Financial Officer, Qualified Accountant and the Company Secretary of the Company. Mr. Yung is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants of United Kingdom, and a Certified Practising Accountant in Australia. He has a bachelor degree in laws and a bachelor degree in social sciences. Mr. Yung has over 20 years of experience in auditing, company secretary and senior financial management of listed companies.

Mr. Gao Jinxing

Age 50, is the Financial Controller of the Company. Mr. Gao is a senior economist and has a master degree. Mr. Gao served as the Deputy Chief Economist and Head of Financial Planning and Supply Department of Fuzhou Telecommunications Bureau, Deputy Director General and Chief Accountant of Sanming Posts and Telecommunications Bureau, Deputy Director and Director of Finance Department of the Posts and Telecommunications Administration of Fujian province, Deputy General Manager, the Financial Controller and the Chairman of the Labour Union of China Telecom Fujian branch.

A-17

Directors, Supervisors and Senior Management

Supervisors

Mr. Shao Chunbao

Age 55, is the Chairman of the Supervisory Committee of the Company. Mr. Shao is currently the head of the Discipline Inspection Division of China Telecommunications Corporation. Mr. Shao received a doctorate degree from the Huazhong University of Science and Technology. He served as Deputy Office Director and Deputy Director of the Scientific Research Division of the Shanxi Taiyuan Municipal Party School, Director-grade Secretary in the General Office of CPC Committee of Shanxi Province, Director-grade investigator of the Organisation Department of the Central Committee of CPC, Director General-grade Deputy Director General of the Central Direct-owned Institutions Management Office, Deputy Secretary of the Municipal Party Committee of Jiujiang of Jiangxi Province, Deputy Secretary of the Discipline Commission and Director General of the Inspection Bureau of the State Owned Assets Supervision and Administration Commission of the State Council. Mr. Shao has extensive government work experience and management experience.

Madam Zhu Lihao

Age 72, is an Independent Supervisor of the Supervisory Committee of the Company. Madam Zhu is a senior auditor and a qualified accountant in the PRC. She graduated from Beijing Graduate School of Mining and Technology with a major in engineering economics in 1963. Madam Zhu served as a Deputy Director General, Director General, Deputy Director and Director of the Department of Industry and Communications of the National Audit Bureau of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Madam Zhu has over 40 years of experience in management and auditing.

Mr. Mao Shejun

Age 59, is an Employee Representative Supervisor of the Supervisory Committee of the Company. Mr. Mao is currently the senior consultant of the Labour Union of China Telecommunications Corporation. Mr. Mao holds a master degree in management from the Australian National University and has held positions as Human Resources Officer of the former Hubei Posts and Telecommunications Administration and Managing Director of the Human Resources Department of China Telecom Corporation Limited. Mr. Mao is a senior economist and has over 30 years of experience in operation and management in the telecommunications industry.

A-18

Directors, Supervisors and Senior Management

Mr. Zhang Jianbin

Age 47, is an Employee Representative Supervisor of the Supervisory Committee of the Company. Mr. Zhang is currently the Deputy Managing Director of the Corporate Strategy Department (Legal Department). Mr. Zhang graduated from the Law School of Peking University in 1989 and received LLB and LLM degrees. He also had EMBA degree from the Guanghua School of Management at Peking University in 2006. He previously worked at the Department of Policy and Regulation of the Ministry of Posts and Telecommunications (“MPT”) and the Directorate General of Telecommunications (“DGT”) of the MPT. He served as Deputy Director of the General Office and Deputy Director of the Legal Affairs Division of the DGT of the MPT, Director of the Corporate Strategy Department (Legal Department) of the Company. Mr. Zhang is a senior economist with over 20 years of experience in telecommunications legislation and regulation, corporate governance, corporate legal affairs and risk management.

Mr. Hu Jing

Age 37, is a Supervisor of the Supervisory Committee of the Company. Mr. Hu is currently the Director in the audit department of the Company. Mr. Hu received a bachelor’s degree in accounting from the Xi’an University of Finance and Economics in 1997 and a master’s degree in business administration from the Northwest University in 2003. Mr. Hu served at various financial and auditing positions at Shaanxi Telecom Company and China Telecommunications Corporation. He is a member of the Chinese Institute of Certified Public Accountants and senior accountant with 15 years of experience in finance and auditing.

Mr. Du Zuguo

Age 50, is a Supervisor of the Supervisory Committee of the Company. Mr. Du is a senior economist. He is the General Manager of Zhejiang Financial Development Company (one of the domestic shareholders of China Telecom Corporation Limited) and the Chairman and General Manager of Zhejiang Province Financial Holdings Company Limited. Mr. Du served as Director, Deputy Director General, Deputy Secretary to the CCP Committee, Director General and Secretary to the CCP Committee of Zhoushan Finance and Local Tax Bureau in Zhejiang province and now is a CCP Committee member of Zhejiang Provincial Department of Finance. Mr. Du has extensive experience in government’s work and large-scale state-owned enterprise management.

A-19

Business Review

The following table sets out key operating data for 2010, 2011 and 2012.

	Unit	2010	2011	2012	Rate of change 2012 over 2011

Mobile subscribers	million	90.52	126.47	160.62	27.0%

of which: 3G subscribers	million	12.29	36.29	69.05	90.3%

Wireline broadband subscribers	million	63.48	76.81	90.12	17.3%

Access lines in service	million	175.05	169.59	163.00	-3.9%

Mobile voice usage	million minutes	295,885	407,765	509,229	24.9%

Mobile SMS usage	million messages	33,116	49,941	55,789	11.7%

Mobile Colour Ring Tone subscribers	million	54.15	75.38	92.19	22.3%

Wireline local voice usage	million pulses	251,425	206,371	172,175	-16.6%

Wireline caller ID service subscribers	million	118.99	115.58	109.93	-4.9%

A-20

Business Review

In 2012, facing an external environment featured by a slowdown in macro-economic growth and intensified market competition in the industry, the Company firmly grasped opportunities arising from the rapid development of the mobile Internet, insisted on adopting a 3G smartphone-led strategy and placed equal emphasis on promoting single products and integrated products, resulting in the rapid development of our mobile service and reinforcing the competitive edges in the wireline broadband service and alleviating operating risks resulting from wireline voice service. At the same time, the Company actively promoted service innovation of industry applications for the government and enterprise customers and the content services business for the public customers, and has seen satisfactory progress of the data traffic operation and further optimised the business structure.

Key Operating Performance

(1)	Rapid growth in operating revenues at the rate surpassing industry-average, while business structure optimised continuously

In 2012, the Company’s operating revenues grew 15.5% to RMB283,073 million. Excluding revenues from mobile terminal sales, operating revenues were RMB258,316 million, giving an annual growth rate of 11.8%. Driven by the growth of our mobile and broadband services, the Company’s revenue structure was further optimised. The proportion of mobile revenues rose from 33.7% in the previous year to 41.6% this year and the share of revenues from both mobile and broadband services increased to over 65%.

(2)	Mobile services maintained rapid growth and customers’ values were notably enhanced while subscriber base was expanding

In 2012, we adopted a mindset that is terminal-led, application-driven and places concurrent emphasis on integrated products and centralised efficient single products. By implementing these strategies through measures such as focusing on 3G smart terminals, consolidating the 3G application assistance process and boosting synergies across channels, the Company succeeded in continuously expanding the 3G subscriber base. Meanwhile, leveraging on the introduction of industry informatisation applications, the Company concentrated on the promotion of high-end smartphones under contracts and dual-mode smartphones to the government and enterprise customers, thereby achieving scale expansion of the medium-to-high-end subscriber base with a net addition of 34.15 million subscribers, the Company boasted the mobile subscriber base of 160.62 million subscribers; mobile service revenue grew 36.0% year-on-year to RMB92,803 million; mobile average revenue per mobile user (ARPU) was RMB53.9, representing a growth of 2.8% year-on-year.

(3)	Wireline revenue became stabilised with an upward trend, market leadership in the wireline broadband service was further reinforced with risks from wireline voice business being further alleviated

In 2012, the Company continued to strengthen its edge in wireline and mobile integration, redoubled its efforts in promoting its self-selected convergent services and stabilised the number of access lines in service. Revenue from wireline services was RMB165,247 million and up 1.8% year-on-year, improving from the 2.2% decline in the previous year.

A-21

Business Review

In the wireline broadband service, the Company reinforced its competitive edge by further implementing the “Broadband China • Fibre Cities” project, by mounting a “Lightening Fibre Residential Areas” campaign for public customers and by quickening the pace of fibre upgrade of broadband access networks for government and enterprise customers. In 2012, the number of wireline broadband subscribers registered a net increase of 13.31 million, which brings the total number of wireline broadband subscribers to 90.12 million; revenue from wireline broadband services grew 9.8% to RMB66,738 million.

In developing wireline value-added services and integrated information services, the Company took full advantage of technologies such as the Internet of Things and “Cloud” computing to offer integrated solutions to customers. Meanwhile, by accelerating development of information communication technology (ICT), Internet data centre (IDC) and Internet TV (iTV) services, the Company was able to provide customers with integrated information services that are convenient, rich, differentiated, and have a high price-performance ratio. Revenues from the Company’s wireline value-added services and integrated information services grew 3.0% during the year to RMB30,681 million.

In 2012, revenue from wireline voice service as a percentage of the Company’s operating revenues saw a further decline, signalling a further alleviation of operational risks. Revenue from wireline voice service in 2012 was RMB43,335 million, representing 15.3% of the operating revenues and a drop of 5 percentage points from the previous year.

Business operating strategies

In 2012, the Company closely adhered to the operating theme of “promoting scale development through dual-leadership in innovation and service”, vigorously implemented the two key strategies of scale operation and data traffic operation, and carried out operational measures in “terminal-led marketing, open channel optimisation, strengthening centralised efficient marketing and promotion of mobile data traffic operation”:

A-22

Business Review

First, the Company maintained a smart-terminal-led approach in driving improvements in quantity and quality in mobile services.

In 2012, the Company persisted in the sales strategies of centralised efficient sales and concentrated on achieving breakthroughs on making key terminals available. Centralised efficient management systems in direct terminal supply, retail and servicing were set up and overall competitiveness in terminal management was systematically enhanced through the standardisation of terminal products, marketing, services, management, cooperation and IT support. Subsequently, the mobile terminal sales volume jumped substantially, which drove the expansion of the mobile subscriber base and continued to improve the business structure. Meanwhile, capitalising fully on the competitive advantages of integrating 3G smartphones with fibre broadband service, major efforts were spent in developing self-selected convergent services to effectively enhance customer value. In 2012, the number of available-for-sale 3G terminal models was around 860 while the number of available-for-sale 3G smartphone models was around 380. 3G smartphone subscribers had a penetration rate of approximately 34% among mobile subscribers, representing an increase of over 20 percentage points from the end of the previous year. The high-bandwidth (bandwidths of 4Mbps or above) subscribers accounted for as much as 73% of the wireline broadband subscriber base, an increase of 23 percentage points from the beginning of 2012, and the number of fibre broadband subscribers was about 15 million.

Second, the distribution of the sales channels was further optimised, their synergies were strengthened and efficiency was improved.

The Company attached great importance to the improvement of sales capability of open channels. To boost sales enthusiasm of open channels, measures such as reinforcing direct terminal supply, increasing retail incentives and raising the price-performance ratios of terminals were adopted. Consequently, remarkable results were achieved. In 2012, the share of mobile subscribers acquired from open channels rose to 64%. At the same time, the Company continued to carry out the transformation of self-operated stores into outlet-style stores, improved the sales processes and innovated new sales models, thereby significantly increasing both the efficiency of the sales outlets and their sales capability. In 2012, the sales volume of terminals in the Company’s outlet-style stores increased 35% year-on-year. With the function of the Company’s electronic channels changing from being services-oriented to sales-oriented and the realisation of basic e-commerce functions, there were continuous improvements to the operation standards while the self-served services capabilities continued to perfect and became more convenient. In 2012, the Company’s electronic channel cumulatively completed transactions worth RMB44,390 million in the aggregate, representing an annual growth rate of 139%, while the cumulative number of subscribers cultivated reached 1.68 million.

A-23

Business Review

Third, continuously stepped up centralised efficient marketing and sales efforts to improve development efficiency.

In 2012, the Company optimised its brand portfolio under the “e-Surfing” theme, and brands such as “e-Surfing Young”, “e-Surfing Home” and “e-Surfing Navigator” were launched. The Company strengthened the promotion of centralised efficient single products such as “e-Surfing Young”, “Enjoy 3G” packages and “e-Surfing Cloud Cards” were promoted vigorously. Sales & marketing of iPhones and large-screen smart phones priced around RMB1,000 was carried out across the sales network. To improve customer satisfaction levels, service standards and service codes were unified with “Satisfaction 3G” and “Five Care” broadband service pledges covering “excellency in installation, excellency in users’ experience, excellency in repairing, excellency in subscription renewal and excellency in connection” were introduced. In the government and enterprise market, the Company remained focused on key standardised informatisation application products and aimed for scale replication promotions through unifications in practices and platforms. In 2012, subscribers to the Company’s centralised efficient single products accounted for approximately 42% of all new subscribers; the daily average number of “e-Surfing Cloud Cards” sold hit the 30,000 mark; the number of mobile subscribers acquired via industry applications in government and enterprise market exceeded 10 million, which was almost 30% of the total net addition of mobile subscribers

A-24

Business Review

Fourth, intensive experience-based marketing was instrumental in propelling data traffic operation to a new level.

The Company proactively nurtured emerging services by capitalising on the opportunities brought about by the proliferation of mobile Internet. In order to establish competitive professional corporates and to foster the rapid development of emerging businesses, the Company trialed various corporate mechanisms and flexible incentive schemes and sped up the pace of corporatisation and equity restructuring of emerging services such as product centre businesses. At the same time when the Company expanded the self-developed businesses, the Company enhanced the cooperation efforts with mainstream content providers, promoted the introduction of socially popular applications and boosted its content offering. The Company enhanced its capability in providing integrated information services by promoting the application of new technologies and services such as the Internet of Things and “Cloud” computing, so that the Company was in a position to seize head-start development opportunities in the mobile Internet area and to steadily advance the data traffic operation. In 2012, mobile handset Internet access revenue surged 137% over last year to RMB12,163 million while 3G handset subscriber data traffic monthly average increased 26%, from 106MB to 134MB. Thus value contribution from the data traffic operation is becoming more apparent gradually and has already become one of the key revenue growth drivers.

A-25

Business Review

Network and operation support

In 2012, the Company continued to uphold the “return-focused” principle investment, controlled the investment volume, optimised the investment structure, and implemented differentiated investment strategies to support the rapid scale expansion of the key services. As a result, the Company achieved enhanced investment efficiency and improved resource utilisation.

To promote the “Fibre Cities Project” strategy continuously, and to reinforce the Company’s competitive edge in wireline broadband network, meet the rising demand of broadband Internet services and raise the core competitiveness of our networks, the Company continued with the implementation of the “Broadband China • Fibre Cities” project and carried out scale Fibre-to-the-Home (FTTH) construction in urban areas. In 2012, our broadband & Internet related investments amounted to RMB35,946 million, accounting for 66.9% of the Company’s capital expenditure. A total of 40 million new broadband access ports were added and the proportion of FTTX ports to the total number of broadband access ports was 63%, up 12 percentage points from the end of last year. In the southern cities, the 20Mbps access bandwidth coverage was 82%, up 11 percentage points over the previous year.

The Company also advanced carefully with its investments in WiFi construction and continually improved the coverage of WiFi network in public hot spot areas, thereby realising the effective offloading of mobile data traffic and the better extension of wireline broadband services. In 2012, the Company invested RMB1,360 million in WiFi and built about 0.28 million new access points.

The Company also continued with its work on capacity expansion, network optimisation and upgrade of carrier network; built up synergy between the IP and transmission networks; and actively carried out pilots on next-generation Internet and high-performance transmission networks to set the foundation for network and technological evolution.

The Company redoubled its efforts in consolidating platforms and expansion of information services. While fortifying the network infrastructure capacity, the Company proactively promoted the integration of platform resources as a way to raise operation efficiency. China Telecom also stepped up the construction pace of “Cloud” data centres and “Cloud” resource pools through the scale application of “Cloud” computing technology and included the newly built platforms into “Cloud” resource pool management, so as to enhance the centralised support and operation capabilities of the platforms. Meanwhile, the Company was active in extending the depth and breadth of the information service offerings and leveraged the “Smart Cities” and “Smart Agriculture” projects as entry points in driving the applications of integrated information services. The investments in value-added services and integrated information services amounted to RMB7,039 million.

A-26

Business Review

In 2012, there was marked improvement in the Company’s IT support capability, effectively supporting the centralised efficient marketing and precision management. By integrating the business data, network data and terminal data, the Company completed the construction of a service centre for sharing network-wide data. As well, the Company was able to realise network-wide end-to-end business management and the automatic provisioning of services such as IDC.

Development measures and highlights for 2013

In 2013, the proliferation of 3G smart terminals and the application of “Cloud” computing will drive the rapid development of the mobile Internet. At the same time, competition in the industry for the existing market will become more intense. The Company will adhere to the main theme of “promoting scale and efficiency enhancement through dual-leadership in innovation and service” and will continue to promote scale operation and data traffic operation so as to achieve collective growth in corporate values and customer values.

In 2013, the Company will further strengthen customer differentiation and increase the mobile subscriber market share. By emphasising equally on quantity and quality, the Company will make additional efforts in developing key services and markets to raise corporate efficiency. China Telecom will advance the penetration of the fibre broadband services to maintain its leading position in the broadband market. The Company will adopt the approach of offering high quality services in the high-end market and offering more value-for-money services in the main-stream market to build a differentiated broadband products portfolio. The Company will use the “Smart Cities” project as the trigger to optimise industry application products, drive for product standardisation and foster scale development of industry applications. The Company will further data traffic operation by sustained improvements in terminals, content applications, networks, IT support, marketing and services, striving for simultaneous increases in data traffic scale and value. The Company will continuously raise the sales capabilities of channels and make substantial efforts in increasing market share of CDMA terminals while expanding the sales network coverage. At the same time, the Company will implement centralised efficient management and reinforce network optimisation, operation and support so as to forge the competitive advantage in services with innovation and differentiation and advance steadily towards the transformation into a mobile Internet operation model.

A-27

Management’s Discussion and Analysis of Financial

Conditions and Results of Operations

Summary

In 2012, the Group further deepened the strategic transformation, in alignment with the main theme of “promoting scale development through dual-leadership in innovation and service”, adhered to the scale operation and data traffic operation, endeavoured to enhance our four core capabilities, including innovation, service, centralised efficient management and operation. The overall operating condition of the Company was healthy, with the growth of revenue beyond expectation, and the business structure continued to be optimised. The Group’s operating revenues in 2012 were RMB283,073 million, an increase of 15.5%1 from 2011; operating expenses were RMB261,887 million, an increase of 18.5% from 2011; profit attributable to equity holders of the Company was RMB14,925 million and basic earnings per share were RMB0.18; EBITDA2 was RMB96,387 million and the EBITDA margin3 was 37.3%.

Operating Revenues

In 2012, the Group firmly seized the development opportunities, its full services developed well, the mobile service revenues grew rapidly, the wireline service revenues recovered, the operating revenues achieved a double-digit growth, and the revenue structure continued to be optimised. Operating revenues in 2012 were RMB283,073 million, an increase of 15.5% from 2011. Of this, the total mobile revenue was RMB117,826 million, an increase of 42.5% from 2011. The wireline services revenues were RMB165,247 million, an increase of 1.8% from 2011. The aggregate of mobile service revenues4, wireline broadband revenue, wireline value-added services and integrated information application services revenue accounted for 67.2% of the total operating revenues, an increase of 2.4 percentage points from 2011.

1	In 2012, the Group acquired the digital trunking business from Besttone Holding. As the transaction was recognised as a combination of entities under common control, the comparative figures of prior years have been restated accordingly. Please refer to note 1 to the audited financial statements in this annual report for details.
2	EBITDA was calculated from operating revenues minus operating expenses (which excluded depreciation and amortisation and CDMA network capacity lease fee). As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.
3	EBITDA margin was calculated from EBITDA divided by operating revenues excluding the revenue from mobile terminal sales.
4	Mobile service revenue represents total mobile revenue minus other mobile revenue. Of this, in 2012, other mobile revenue amounted to RMB25,023 million.

A-28

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following table sets forth a breakdown of the operating revenues of the Group for 2011 and 2012, together with their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2012	2011 (restated)	Rates of change

Wireline voice	43,335	49,764	(12.9%)

Mobile voice	49,166	38,628	27.3%

Internet	87,660	74,992	16.9%

Value-added services	31,104	25,554	21.7%

Integrated information application services	23,174	20,473	13.2%

Managed data and leased line	15,710	14,273	10.1%

Others	32,924	21,286	54.7%

Upfront connection fees	—	98	(100.0%)

Total operating revenues	283,073	245,068	15.5%

Wireline Voice

Through measures of convergent packages and wireline monthly packages, the Group slowed down the loss of wireline voice revenue. The negative effect of wireline voice significantly reduced and its operating risk was further alleviated. In 2012, revenue from wireline voice services was RMB43,335 million, a decrease of 12.9% from RMB49,764 million in 2011, accounting for 15.3% of our operating revenues.

Mobile Voice

In 2012, the Group rapidly expanded the scale of mobile subscribers, and the mobile service has maintained rapid growth. Revenue from mobile voice services was RMB49,166 million, an increase of 27.3% from RMB38,628 million in 2011, accounting for 17.4% of our operating revenues. In 2012, the net increase in the number of mobile subscribers was 34.15 million, reaching 161 million.

A-29

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Internet

In 2012, revenue from Internet access services was RMB87,660 million, an increase of 16.9% from RMB74,992 million in 2011, accounting for 31.0% of our operating revenues. On one hand, the Group fostered the rapid growth of broadband service through deeply accelerating the “Broadband China • Fibre Cities” project and the promotion of “Lightening Fibre Residential Areas”. At the end of 2012, the number of wireline broadband subscribers reached 90.12 million, the wireline broadband revenue of the Group was RMB66,738 million, an increase of 9.8% from 2011. On the other hand, the Group fully leveraged the advantage in 3G network and services, and persisted in data traffic operation. Revenue from mobile Internet access services was RMB19,880 million, an increase of 49.5% from 2011.

Value-Added Services

In 2012, revenue from value-added services was RMB31,104 million, an increase of 21.7% from RMB25,554 million in 2011, accounting for 11.0% of our operating revenues. The increase in revenue was mainly attributable to the rapid growth of mobile value-added services, such as SMS, MMS, iMusic and caller ID services, following the rapid growth in the number of mobile subscribers. Revenue from mobile value-added services was RMB16,848 million, an increase of 39.6% from 2011. As the rapid growth of Internet Data Center and iTV contents and applications services compensated the decline in PAS services, the revenue from wireline value-added services increased by 5.7% from 2011.

Integrated Information Application Services

In 2012, revenue from integrated information application services was RMB23,174 million, an increase of 13.2% from RMB20,473 million in 2011, accounting for 8.2% of our operating revenues. The increase in revenue was mainly due to the rapid development of the IT services and applications services as well as “Best Tone” type of information services. Revenue from mobile integrated information application services was RMB6,749 million, an increase of 61.8% from 2011.

Managed Data and Leased Line

In 2012, revenue from managed data and leased line services was RMB15,710 million, an increase of 10.1% from RMB14,273 million in 2011, accounting for 5.5% of our operating revenues. As the demand from government and enterprise customers for informatisation continues to increase, the revenue growth from domestic leased circuits services, IP-VPN services and leased optic fibre channel have increased quite rapidly. Revenue from mobile managed data and leased line services was RMB160 million.

Others

In 2012, revenue from other services was RMB32,924 million, an increase of 54.7% from RMB21,286 million in 2011, accounting for 11.6% of our operating revenues. With the growth of the scale of mobile subscribers, the Group further increased the effort in the procurement and sales of mobile terminal equipment, especially 3G smartphones. Revenue from sales of mobile terminal equipment was RMB24,757 million, an increase of 77.7% from 2011.

A-30

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Operating Expenses

Taking advantage of the opportunities of the launch of iPhone, the Group increased cost input with rational resource centralisation, further promoted the breakthrough into the high-end market and the sustainable development in the future. In 2012, the operating expenses of the Group were RMB261,887 million, an increase of 18.5% from 2011. The ratio of operating expenses to operating revenues was 92.5%, which increased by 2.3 percentage points from 2011.

The following table sets forth a breakdown of the operating expenses of the Group in 2011 and 2012 and their respective rates of change:

	For the year ended 31 December
(RMB millions, except percentage data)	2012	2011 (restated)	Rates of change

Depreciation and amortisation	49,655	51,233	(3.1%)

Network operations and support expenses	66,003	52,925	24.7%

Selling, general and administrative expenses	63,076	48,746	29.4%

Personnel expenses	42,812	39,167	9.3%

Other operating expenses	40,341	28,870	39.7%

Total operating expenses	261,887	220,941	18.5%

Depreciation and Amortisation

In 2012, depreciation and amortisation was RMB49,655 million, a decrease of 3.1% from RMB51,233 million in 2011, accounting for 17.5% of our operating revenues. The decline was due to the continuous prudent control of capital expenditure by the Group.

Network Operations and Support Expenses

In 2012, network operations and support expenses were RMB66,003 million, an increase of 24.7% from RMB52,925 million in 2011, accounting for 23.3% of our operating revenues. The increase was mainly attributable to the corresponding increase in CDMA network capacity lease fee and operating and maintenance expenses along with the business development. The CDMA network capacity lease fee in 2012 amounted to RMB25,546 million, an increase of 34.4% from 2011.

A-31

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Selling, General and Administrative Expenses

In 2012, selling, general and administrative expenses amounted to RMB63,076 million, an increase of 29.4% from RMB48,746 million in 2011, accounting for 22.3% of our operating revenues. The growth was mainly because the Group seized the opportunity of launching iPhone, expanded the high-end subscriber market and appropriately increased the marketing initiatives. Advertising and promotion expenses amounted to RMB34,901 million, an increase of 26.9% from 2011. Commission and service expenses for third parties amounted to RMB19,537 million, an increase of 36.0% from 2011. In 2012, faced with the intensified competition of mobile services, the Group increased the cost input of terminal equipment offered to customers for free or at a nominal price in advertising and promotion expenses. The cost of terminal equipment offered to customers for free or at a nominal price amounted to RMB21,754 million in 2012, an increase of 39.1% from 2011. At the same time, the Group continued its prudent control on general and administrative expenses. Compared to the same period of last year, general and administrative expenses increased by 15.0%, which was slightly lower than the rate of increase in revenues for the same period.

Personnel Expenses

In 2012, personnel expenses were RMB42,812 million, an increase of 9.3% from RMB39,167 million in 2011, accounting for 15.1% of our operating revenues. The ratio of personnel expenses to operating revenues decreased by 0.9 percentage points when compared to 2011. The Group strengthened the control of personnel expenses, and the rate of increase in personnel expenses was lower than the increase in revenues for the same period. In the meantime, the Group appropriately increased the incentives for talent and frontline staff.

Other Operating Expenses

In 2012, other operating expenses were RMB40,341 million, an increase of 39.7% from RMB28,870 million in 2011, accounting for 14.3% of our operating revenues. The increase was mainly attributable to the increase in the cost of mobile terminal equipment sold. The cost of mobile terminal equipment sold amounted to RMB23,099 million, an increase of 79.5% from 2011.

Net Finance Costs

In 2012, the Group’s net finance costs were RMB1,564 million, a decline of 30.6% from RMB2,254 million in 2011. Net interest expenses decreased by RMB556 million. The decrease was mainly because the Group repaid part of interest-bearing debt. Net exchange losses were RMB1 million in 2012, while net exchange gains were RMB51 million in 2011. The change in net exchange gain/loss was mainly attributable to the depreciation of the RMB against the Euro.

Profitability Level

Income Tax

The Group’s statutory income tax rate is 25%. In 2012, the Group’s income tax expenses were RMB4,753 million with the effective income tax rate of 24.0%. The difference of effective income tax rate and the statutory income tax rate was mainly due to the preferential income tax rate, which was lower than the statutory income tax rate, enjoyed by some of our subsidiaries, and branches with operations in the western region of China.

Profit Attributable To Equity Holders of the Company

In 2012, profit attributable to equity holders of the Company was RMB14,925 million, a decrease of 9.5% from RMB16,500 million in 2011. The decrease was mainly because the Group appropriately increased cost inputs so as to firmly seize the opportunity of scale development.

A-32

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Acquisition of Mobile Network

In order to unify mobile service operation with network as a whole and enhance future profitability of the Company, the Company and its controlling shareholder, China Telecommunications Corporation entered into the Acquisition Agreement on 22 August 2012, pursuant to which the Company has agreed to purchase certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through the network branches located in 30 provinces, municipalities and autonomous regions in the PRC (“Mobile Network Acquisition”). The Mobile Network Acquisition was completed on 31 December 2012. Pursuant to the Acquisition Agreement, the final consideration was approximately RMB87,210 million, of which the assets amounting to approximately RMB119,715 million and associated liability amounting to approximately RMB32,505 million. The first instalment of RMB25,500 million of the final consideration was paid in January 2013, and the deferred consideration amounting to approximately RMB61,710 million will be payable on or before the fifth anniversary of the completion date of the acquisition. The interest rate for the first year is 4.83%. As the transaction was recognised as an assets acquisition, the respective assets and associated liabilities were recognised at purchase price on the completion date of the acquisition5.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2012, in order to reinforce the advantages of broadband networks and enhance the core-competitiveness of the network, the Group continued to increase the investment in broadband network construction. At the same time, the Group emphasised to optimise investment structure, specially guaranteed the investment in high growth services, and strictly controlled investment in traditional wireline services. In 2012, capital expenditure of the Group was RMB53,731 million, an increase of 8.4% from RMB49,551 million in 2011.

Cash Flows

In 2012, net increase in cash and cash equivalents for the Group was RMB2,613 million, while the net increase in cash and cash equivalents was RMB1,649 million in 2011.

The following table sets forth the cash flow position of the Group in 2011 and 2012:

	For the year ended 31 December
(RMB millions)	2012	2011 (restated)

Net cash flow from operating activities	70,667	73,009

Net cash used in investing activities	(48,252)	(43,637)

Net cash used in financing activities	(19,802)	(27,723)

Net increase in cash and cash equivalents	2,613	1,649

[5]	Please refer to note 2 to the audited financial statements in this annual report for details.

A-33

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

In 2012, the net cash inflow from operating activities was RMB70,667 million, a decrease of RMB2,342 million from RMB73,009 million in 2011.

In 2012, the net cash outflow for investing activities was RMB48,252 million, an increase of RMB4,615 million from RMB43,637 million in 2011, mainly resulting from an increase in capital expenditure compared to 2011.

In 2012, the net cash outflow for financing activities was RMB19,802 million, a decrease of RMB7,921 million from RMB27,723 million in 2011. The decrease in net cash outflow was mainly due to the decrease in the Group’s repayment of the bank loans and other loans when compared to 2011.

Working Capital

At the end of 2012, the Group’s working capital (total current assets minus total current liabilities) deficit was RMB128,251 million, an increase of deficit of RMB60,570 million from RMB67,681 million in 2011, mainly resulting from increased payables amounting to RMB58,005 million from Mobile Network Acquisition (including the first installment of RMB25,500 million of the final consideration and associated liabilities of RMB32,505 million). As at 31 December 2012, the Group’s unutilised committed credit facilities was RMB163,130 million (2011: RMB118,970 million). At the end of 2012, the Group’s cash and cash equivalents amounted to RMB29,982 million, amongst which cash and cash equivalents denominated in Renminbi accounted for 97.6% (2011: 94.4%).

Assets and Liabilities

In 2012, the Group continued to maintain a solid financial position after the Mobile Network Acquisition. By the end of 2012, the total assets of the Group increased to RMB545,072 million from RMB419,151 million at the end of 2011, while total indebtedness increased to RMB99,808 million from RMB52,103 million in 2011. The ratio of the Group’s total indebtedness to total assets increased to 18.3% at the end of 2012 from 12.4% at the end of 2011, mainly resulting from the deferred consideration of the Mobile Network Acquisition.

Indebtedness

The indebtedness analysis of the Group as of the end of 2011 and 2012 is as follows:

	For the year ended 31 December
(RMB millions)	2012	2011

Short-term debt	6,523	9,187

Long-term debt maturing within one year	10,212	11,766

Long-term debt and payable (excluding current portion)	83,070	31,150

Finance lease obligations	3	—

Total debt	99,808	52,103

A-34

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

By the end of 2012, the total indebtedness of the Group was RMB99,808 million, an increase of RMB47,705 million from the end of 2011. The main reason for the increase was the deferred consideration of the Mobile Network Acquisition. Of the total indebtedness of the Group, the Group’s loans in Renminbi, US Dollars, Japanese Yen and Euro accounted for 98.9% (2011: 94.7%), 0.6% (2011: 1.3%), 0% (2011: 3.1%), and 0.5% (2011: 0.9%), respectively. 37.5% (2011: 96.3%) of this indebtedness are loans with fixed interest rates, while the remainders are loans with floating interest rates.

As at 31 December 2012, the Group did not pledge any assets as collateral for debt (2011: Nil).

Most of the Group’s revenue receipts from and payments made for its business were denominated in Renminbi, therefore the Group did not have significant risk exposure to foreign exchange fluctuations.

Contractual Obligations

	Payable in
(RMB millions)	Total	1 January 2013 - 31 December 2013	1 January 2014 - 31 December 2014	1 January 2015 - 31 December 2015	1 January 2016 - 31 December 2016	1 January 2017 - 31 December 2017	Thereafter

Short-term debt	6,652	6,652	—	—	—	—	—

Long-term debt and payable	110,705	14,571	23,997	3,075	3,074	65,292	696

Finance lease obligation	3	—	2	1	—	—	—

Operating lease commitments	6,919	2,119	1,195	877	686	553	1,489

Capital commitments	7,103	7,103	—	—	—	—	—

Total contractual obligations	131,382	30,445	25,194	3,953	3,760	65,845	2,185

Note: Amounts of short-term debt, long-term debt and payable, and finance lease obligation include recognised and unrecognised interest payable, and are not discounted.

A-35

Report of the Directors

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company”) hereby presents its report together with the audited financial statements of the Company and its subsidiaries (collectively, the “Group”) prepared in accordance with International Financial Reporting Standards for the year ended 31 December 2012.

Principal Business

The principal business of the Company and the Group is the provision of basic communications services including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, integrated information services and other related services within the service area of the Group.

Results

Results of the Group for the year ended 31 December 2012 and the financial position of the Company and the Group as at that date are set out in the audited financial statements on pages 110 to 174 in this annual report.

Dividend

The Board proposes a final dividend in the amount equivalent to HK$0.085 per share (pre-tax), totalling approximately RMB5,522 million for the year ended 31 December 2012. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on 29 May 2013. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi, whereas dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average offer rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed 2012 final dividends are expected to be paid on or about 19 July 2013 upon approval at the Annual General Meeting.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and the Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China in 2008, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the proposed 2012 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on 11 June 2013.

A-36

Report of the Directors

According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No.348) and relevant laws and regulations, if the individual H share shareholders are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholder whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the register of members of the company on 11 June 2013 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before 5 June 2013. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes over the withholding mechanism or arrangements.

A-37

Report of the Directors

Directors and Senior Management of the Company

The following table sets out certain information of the Directors and senior management of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment

Wang Xiaochu	55	Chairman and Chief Executive Officer	20 December 2004

Yang Jie	51	Executive Director, President and Chief Operating Officer	20 October 2004

Wu Andi	58	Executive Director, Executive Vice President and Chief Financial Officer	10 September 2002

Zhang Jiping	57	Executive Director and Executive Vice President	10 September 2002

Li Ping	59	Executive Vice President	10 September 2002

Yang Xiaowei	49	Executive Director and Executive Vice President	9 September 2008

Sun Kangmin	56	Executive Director and Executive Vice President	20 October 2004

Ke Ruiwen	50	Executive Director and Executive Vice President	30 May 2012

Wu Jichuan	75	Independent Non-executive Director	9 September 2008

Qin Xiao	65	Independent Non-executive Director	9 September 2008

Tse Hau Yin, Aloysius	65	Independent Non-executive Director	9 September 2005

Cha May Lung, Laura	63	Independent Non-executive Director	9 September 2008

Xu Erming	63	Independent Non-executive Director	9 September 2005

Yung Shun Loy, Jacky	50	Assistant Chief Financial Officer, Qualified Accountant and Company Secretary	1 February 2005

Gao Jinxing	50	Financial Controller	1 February 2012

A-38

Report of the Directors

On 20 March 2012, Mr. Zhang Chenshuang retired as Executive Director and Executive Vice President of the Company due to his age. On the same day, the Board appointed Mr. Ke Ruiwen as Executive Vice President of the Company and on 30 May 2012, Mr. Ke Ruiwen was approved to be appointed as Executive Director of the Company at the Annual General Meeting. On 22 August 2012, Mr. Li Jinming retired as Non-Executive Director of the Company due to his age. On 16 October 2012, Mr. Chen Liangxian was approved in the extraordinary general meeting to be appointed as Non-Executive Director of the Company. On 20 March 2013, Mr. Chen Liangxian resigned as Non-Executive Director of the Company due to change in work arrangement. On the same date, the Board proposed to appoint Mr. Xie Liang as the Non-Executive Director of the Company. The proposed appointment of Mr. Xie Liang as Non-Executive Director of the Company is subject to shareholders’ approval at the Annual General Meeting to be held on 29 May 2013.

Supervisors of the Company

The following table sets out certain information of the supervisors of the Company as at the date of this Report:

Name	Age	Position in the Company	Date of Appointment

Shao Chunbao	55	Chairman of the Supervisory Committee	16 October 2012

Zhu Lihao	72	Independent Supervisor	10 September 2002

Mao Shejun	59	Supervisor (Employee Representative)	20 May 2011

Zhang Jianbin	47	Supervisor (Employee Representative)	16 October 2012

Hu Jing	37	Supervisor	16 October 2012

Du Zuguo	50	Supervisor	20 May 2011

A-39

Report of the Directors

On 22 August 2012, Mr. Miao Jianhua, Chairman of the Supervisory Committee, retired from his position as a Supervisor of the Company due to his age, and on the same day Mr. Xu Cailiao and Madam Han Fang also resigned from their positions as Supervisors of the Company due to changes in work arrangement. On 16 October 2012, Mr. Shao Chunbao and Mr. Hu Jing were appointed as Supervisors of the Company at the extraordinary general meeting. After the extraordinary general meeting and on the same day, the Supervisory Committee passed a written resolution to elect Mr. Shao Chunbao as the Chairman of the Supervisory Committee while Mr. Zhang Jianbin was elected by the employees of the Company democratically as an Employee Representative Supervisor.

Share Capital

The share capital of the Company as at 31 December 2012 was RMB80,932,368,321, divided into 80,932,368,321 shares of RMB1.00 each. As at 31 December 2012, the share capital of the Company comprised:

Share category	Number of shares as at 31 December 2012	Percentage of the total number of shares in issue as at 31 December 2012 (%)

Domestic shares (total):	67,054,958,321	82.85

Domestic shares held by:

China Telecommunications Corporation	57,377,053,317	70.89

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653	6.94

Zhejiang Financial Development Company	2,137,473,626	2.64

Fujian Investment & Development Group Co., Ltd	969,317,182	1.20

Jiangsu Guoxin Investment Group Co., Ltd.	957,031,543	1.18

Total number of H shares (including ADSs)	13,877,410,000	17.15

Total	80,932,368,321	100.00

A-40

Report of the Directors

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 31 December 2012, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the Securities and Futures Ordinance (the “SFO”) are as follows:

Name of shareholders	Number of shares		Type of shares	Percentage of the respective type of shares	Percentage of the total number of shares in issue	Capacity

China Telecommunications Corporation	57,377,053,317 (Long Position	)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long Position	)	Domestic shares	8.37%	6.94%	Beneficial owner

Commonwealth Bank of Australia	1,528,811,281 (Long Position	)	H shares	11.02%	1.89%	Interest of controlled corporation

Blackrock, Inc.	1,515,862,222 (Long Position	)	H shares	10.92%	1.87%	Interest of controlled corporation

	168,170,541 (Short Position	)	H shares	1.21%	0.21%	Interest of controlled corporation

JPMorgan Chase & Co.	1,387,102,999 (Long Position	)	H shares	9.99%	1.71%	155,132,334 shares as beneficial owner; 104,000,000 shares as investment manager; and 1,127,970,665 shares as custodian corporation/ approved lending agent
	56,147,625 (Short Position	)	H shares	0.40%	0.07%	Beneficial owner
	1,127,970,665 (Shares available for lending	)	H shares	8.13%	1.39%	Custodian corporation/ approved lending agent

Save as stated above, as at 31 December 2012, in the register required to be maintained under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

A-41

Report of the Directors

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2012, none of the directors and supervisors of the Company had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (as defined in Part XV of the SFO) as recorded in the register required to be maintained under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

As at 31 December 2012, the Company had not granted its directors or supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right.

Directors’ and Supervisors’ Interests in Contracts

For the year ended 31 December 2012, none of the Directors and Supervisors of the Company had any material interest, whether directly or indirectly, in any of the contracts of significance entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company’s holding company, apart from their service contracts. None of the directors and supervisors of the Company has entered into any service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Emoluments of the Directors and Supervisors

Please refer to note 29 of the audited financial statements for details of the emoluments of all Directors and Supervisors of the Company in 2012.

Purchase, Sale and Redemption of Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any securities of the Company during the reporting period.

Public Float

As at the date of this Report, based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed public float under the Listing Rules and as agreed with The Stock Exchange of Hong Kong Limited.

Summary of Financial Information

Please refer to pages 175 to 176 of this annual report for a summary of the operating results, assets and liabilities of the Group for each of the years in the five-year period ended 31 December 2012.

Bank Loans and Other Borrowings

Please refer to note 16 of the audited financial statements for details of bank loans and other borrowings of the Group.

A-42

Report of the Directors

Capitalised Interest

Please refer to note 27 of the audited financial statements for details of the Group’s capitalised interest for the year ended 31 December 2012.

Fixed Assets

Please refer to note 4 of the audited financial statements for movements in the fixed assets of the Group for the year ended 31 December 2012.

Reserves

Pursuant to Article 147 of the Company’s articles of association (the “Articles of Association”), where the financial statements prepared in accordance with PRC Accounting Standards for Business Enterprises, materially differ from those prepared in accordance with either International Financial Reporting Standards, or accounting standards at a place outside the PRC where the Company’s shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2012, calculated on the above basis and before deducting the proposed final dividends for 2012, amounted to RMB74,494 million.

Please refer to note 21 of the audited financial statements for details of the movements in the reserves of the Company and the Group for the year ended 31 December 2012.

Donations

For the year ended 31 December 2012, the Group made charitable and other donations with a total amount of RMB12 million.

Subsidiaries and Associated Companies

Please refer to note 8 and note 9 of the audited financial statements for details of the Company’s subsidiaries and the Group’s interests in associated companies as at 31 December 2012.

Changes in Equity

Please refer to the consolidated statement of changes in equity as contained in the audited financial statements of this year (page 115 of this annual report).

Retirement Benefits

Please refer to note 38 of the audited financial statements for details of the retirement benefits provided by the Group.

Stock Appreciation Rights

Please refer to note 39 of the audited financial statements for details of the stock appreciation rights offered by the Company.

Pre-Emptive Rights

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Major Customers and Suppliers

For the year ended 31 December 2012, sales to the five largest customers of the Group accounted for an amount no more than 30% of the operating revenues of the Group.

A-43

Report of the Directors

For the year ended 31 December 2012, purchases from the five largest suppliers of the Group accounted for approximately 38.2% of the total annual purchases of the Group.

For the year ended 31 December 2012, purchases from the Group’s largest supplier accounted for approximately 13.4% of the total annual purchases of the Group. The amount of the Group’s annual purchases mainly includes terminals purchases, equipment purchases and investments in infrastructure.

To the knowledge of the Board, no Director of the Company, their associates, or any person holding more than 5% of the issued share capital in the Company has any interests in such suppliers.

Connected transactions in respect of the acquisition of certain CDMA network assets and associated liabilities

On 22 August 2012, the Company and the controlling shareholder of the Company, China Telecommunications Corporation, entered into an acquisition agreement, pursuant to which the Company has agreed to purchase, and China Telecommunications Corporation has agreed to sell, certain assets and associated liabilities relating to the CDMA network held by China Telecommunications Corporation through the network branches located in 30 provinces, municipalities and autonomous regions in the PRC (which do not include Xizang Autonomous Region).

The acquisition has been approved at the extraordinary general meeting convened on 16 October 2012. The final consideration of the acquisition would be payable in cash by the Company to China Telecommunications Corporation as follows: (i) RMB25,500 million to be paid within five business days following the completion date and (ii) the balance of the final consideration (the “Deferred Payment”) to be paid on or before the fifth anniversary of the completion date. The Company will pay interest on the outstanding amount of the Deferred Payment to China Telecommunications Corporation at half-yearly intervals and the interest will accrue from the day following the completion date. The interest rate will be set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the Completion Date and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes published by the National Association of Financial Market Institutional Investors at the end of each year. The Company has not pledged any assets for the Deferred Payment. The acquisition has been completed on 31 December 2012 and the final consideration is RMB87,210 million.

The above arrangements will save the significant CDMA network capacity lease fees that result from the rapid growth of mobile service, allow the Company to gain direct control over future CDMA network investment decisions and to remove the risk of potential increase in mobile network capacity lease fee rate. They will also allow the Company to better concentrate on network expansion and optimisation, provide better mobile service to satisfy the market’s ever-increasing demand on data traffic flow, to better integrate the mobile network and service offerings in a manner that similar to the Company’s wireline service, and to increase the overall operational efficiency and value of the Company’s mobile service.

As mentioned above, as the acquisition has been completed on 31 December 2012, the statement of financial position as at 31 December 2012 has already reflected the relevant changes in asset and liabilities but it did not have any impact on the Company’s profit in 2012. Please refer to note 2 to the audited financial statements in this annual report for details.

A-44

Report of the Directors

Continuing Connected Transactions

The following table sets out the amounts of continuing connected transactions between the Group and China Telecom Group for the year ended 31 December 2012:

Transactions	Transaction Amounts		Annual monetary cap for continuing connected transactions
	(RMB millions)		(RMB millions)

Net transaction amount of centralised services	570		800

Net expenses for interconnection settlement	366		1,000

Mutual leasing of properties	420		600

Provision of IT services by China Telecommunications Corporation and its subsidiaries (except for the Group) (the “China Telecom Group”)[1]	764		1,200

Provision of IT services to China Telecom Group	370		500

Provision of supplies procurement services by China Telecom Group	3,029		3,800

Provision of supplies procurement services to China Telecom Group	2,685		3,000

Provision of engineering services by China Telecom Group	10,203		11,000

Provision of community services by China Telecom Group	2,652		2,900

Provision of ancillary telecommunications services by China Telecom Group	9,541		10,500

CDMA network capacity lease fee	23,027	[2]	33,000

1	China Telecommunications Corporation is a controlling shareholder of the Company. Each of China Telecommunications Corporation and its subsidiaries (except for the Group) constitutes a connected person of the Company under the Listing Rules.
2	The CDMA network capacity lease fee has already deducted the capacity maintenance related costs of CDMA network payable to the Company by China Telecommunications Corporation amounted to RMB2,519 million.

A-45

Report of the Directors

Centralised Services Agreement

Pursuant to the centralised services agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Centralised Services Agreement”), centralised services include centralised business management and operational services provided by the Group to China Telecommunications Corporation in relation to key corporate customers, its network management centre and business support centre. Centralised services also include the provision of certain premises by China Telecommunications Corporation to the Group and the common use of international telecommunications facilities by both parties. In accordance with the Centralised Services Agreement, the aggregate costs incurred by the Group and China Telecommunications Corporation for the provision of management and operation services will be apportioned between the Group and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Where the Group uses the premises provided by China Telecommunications Corporation, the Group will pay premises usage fees to China Telecommunications Corporation on a pro rata basis according to the apportioned actual area allocated to the Group. The premises usage fees shall be determined through negotiation between the two parties based on comparable market rates. When both parties use international telecommunications facilities provided by third parties and accept services by such third parties (for example, restoration maintenance costs, the annual utilisation fee and related service costs) and when both parties use the international telecommunications facilities of China Telecommunications Corporation, the associated costs shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international telecommunications facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee each year. The utilisation fee associated with the shared use of the international telecommunications facilities provided by China Telecommunications Corporation shall be determined through negotiation between the two parties based on market rates.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Centralised Services Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Centralised Services Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Centralised Services Agreement, and the parties shall consult and decide on matters relating to such renewal.

Interconnection Settlement Agreement

Pursuant to the interconnection settlement agreement signed between the Company and China Telecommunications Corporation on 10 September 2002 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Interconnection Settlement Agreement”), the telephone operator connecting a telephone call made to its local access network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the Ministry of Industry and Information Technology from time to time, which is currently RMB0.06 per minute. Interconnection charges are RMB0.06 per minute for local calls originated from the Group to China Telecommunications Corporation. The settlement regions include Beijing Municipality, Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

A-46

Report of the Directors

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Interconnection Settlement Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Interconnection Settlement Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Interconnection Settlement Agreement, and the parties shall consult and decide on matters relating to such renewal. In addition, the Company and China Telecommunications Corporation have agreed that interconnection settlement charges will be calculated according to the rules and regulations of the relevant telecommunications regulators. If the telecommunications regulators amend existing, or promulgate new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties.

Property Leasing Framework Agreement

Pursuant to the property leasing framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “Property Leasing Framework Agreement”), the Group and China Telecommunications Corporation and/or its associates can lease properties from the other party for use as business premises, offices, equipment storage facilities and sites for network equipment. The rental charges under the Property Leasing Framework Agreement shall be determined according to market rates with reference to the standards set forth by local pricing authorities. The rental charges are subject to review every three years.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Property Leasing Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Property Leasing Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Property Leasing Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

IT Services Framework Agreement

Pursuant to the IT services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “IT Services Framework Agreement”), the Group and China Telecommunications Corporation and/or its associates can provide the other party with information technology services, including office automation and software testing. Each of the Group and China Telecommunications Corporation and/or its associates is entitled to participate in bidding for the right to provide information technology services to the other party in accordance with the IT Services Framework Agreement. The charges payable for such services shall be determined by reference to the market rates or rates obtained through a tender process. If the terms offered by the Group or China Telecommunications Corporation and/or its associates are no less favourable than those offered by an independent third-party provider, the Group or China Telecommunications Corporation and/or its associates may award the tender to the other party.

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Report of the Directors

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the IT Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the IT Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the IT Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Community Services Framework Agreement

Pursuant to the community services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Community Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide the Group with community services such as culture, education, property management, vehicle service, health and medical care, hotel and conference service, community and sanitary service. The community services under the Community Services Framework Agreement are provided at:

(1)	the government-prescribed prices (if any);

(2)	where there are no government-prescribed prices but there are government-guided prices, the government-guided prices;

(3)	where there are neither government-prescribed prices nor government-guided prices, the market prices. Market prices shall mean the prices at which the same type of services are provided by independent third parties in the ordinary course of business; or

(4)	where none of the above is applicable, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus reasonable profit margin (for this purpose, “reasonable costs” means such costs as confirmed by both parties after negotiations).

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Community Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Community Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Community Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

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Report of the Directors

Supplies Procurement Services Framework Agreement

Pursuant to the supplies procurement services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Supplies Procurement Services Framework Agreement”), China Telecommunications Corporation and/or its associates and the Group provide each other with supplies procurement services, including comprehensive procurement services, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage, transportation and installation services.

Where the procurement services are provided on an agency basis, the maximum commission for such procurement services shall be calculated at:

(1)	not more than 1% of the contract value for procurement of imported telecommunications supplies; or

(2)	not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.

The pricing basis of the services for the provision of supplies procurement other than on an agency basis under the Supplies Procurement Services Framework Agreement is the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Supplies Procurement Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Supplies Procurement Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Supplies Procurement Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Engineering Framework Agreement

Pursuant to the engineering framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Engineering Framework Agreement”), China Telecommunications Corporation and/or its associates through bids provide to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 or engineering construction projects with a value of over RMB2 million shall be determined by the tender award price.

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Report of the Directors

The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Engineering Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Ancillary Telecommunications Services Framework Agreement

Pursuant to the ancillary telecommunications services framework agreement signed between the Company and China Telecommunications Corporation on 30 August 2006 and the related supplemental agreements subsequently entered into between the two parties (collectively, the “Ancillary Telecommunications Services Framework Agreement”), China Telecommunications Corporation and/or its associates provide the Group with certain repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The pricing terms for such services are the same as those set out in the Community Services Framework Agreement.

The Company and China Telecommunications Corporation agreed on 22 August 2012 to renew the Ancillary Telecommunications Services Framework Agreement in accordance with its provisions for a further term of three years expiring on 31 December 2015. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

CDMA Network Capacity Lease Agreement

Pursuant to the CDMA network capacity lease agreement signed between the Company and China Telecommunications Corporation on 27 July 2008 and the related supplemental agreement subsequently entered into between the two parties (collectively, the “CDMA Network Capacity Lease Agreement”), China Telecommunications Corporation agreed to lease its capacity under the CDMA Network to the Company and the Company shall have the exclusive right to use and operate the CDMA Network to provide CDMA services in its service areas. The leasing fee is 28% of the Company’s audited CDMA service revenue per year (which is calculated by the total revenue from the CDMA services operations minus any upfront non-refundable revenue arising out of the CDMA operations and any revenue from sale of telecommunications products in connection with the CDMA operations, as derived from the Company’s financial statements). Regardless of the revenue of the CDMA operations, the minimum annual leasing fee shall be 90% of the total amount of the leasing fee paid by the Company to China Telecommunications Corporation in the previous year. The cost of network construction shall be borne by China Telecommunications Corporation, while the maintenance-related costs shall be shared as agreed between the two parties.

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Report of the Directors

Pursuant to the CDMA Network Capacity Lease Agreement, China Telecommunications Corporation has granted the Company an option to purchase the CDMA Network. The option may be exercised, at the discretion of the Company, at any time during the term of the lease or within one year after the expiry of the lease. No premium has been paid or will be payable by the Company for the grant of the option.

The Company and China Telecommunications Corporation have agreed that the CDMA Network Capacity Lease Agreement would not be renewed upon its expiry on 31 December 2012.

Strategic Agreement between Our Company and China Communications Services Corporation Limited

Pursuant to the strategic agreement signed between the Company and China Communications Services Corporation Limited (“China Communications Services”) on 30 August 2006 and the related supplemental agreements (collectively, the “Strategic Agreement”), the Company agreed that, in the period between 1 January 2007 and 31 December 2009, if the service terms relating to the design, implementation and supervision of the communications engineering projects provided by China Communications Services are basically the same as those of other service providers, the provincial branches of the Company in the service area of China Communications Services shall receive such services from the relevant wholly-owned subsidiaries of China Communications Services annually with a total annual value of no less than 10.6% of the total annual capital expenditure of the relevant provincial branches of the Company in that year. China Communications Services will offer at least 5% price discount to the Company based on the applicable standard prices for the services such as design, implementation and supervision of communications engineering projects. Meanwhile, the Company agreed that, in the period between 1 January 2007 and 31 December 2009, if the terms relating to certain maintenance management services provided by China Communications Services are basically the same as those of other service providers, the provincial branches of the Company in the service area of China Communication Services shall receive such services from the relevant wholly-owned subsidiaries of China Communications Services with a total value of not less than RMB1,780 million annually.

The business areas of the strategic alliance between the two parties governed by the terms and conditions in the Strategic Agreement include: design, implementation and supervision of the communications engineering projects, maintenance management service, contents application service, sales channel service, usage of telecommunications service and other new businesses arising from time to time which are appropriate for the collaboration between the two parties. China Communications Services pledges its support to the strategic transformation of the Company from a traditional basic telecommunications operator to an integrated information service provider, its active support to the Company’s business development, and its active use of the Company’s products and services in its own business. Such services shall comply with the related PRC standards or the standards agreed by both parties, and shall be on terms no less favourable than those available to any third parties to which the same or similar services are provided by either party. Without breaching the requirements under PRC laws, where the terms and conditions of services provided by either party to the Strategic Agreement are as favourable as those provided by an independent third party in respect of the same services, the party under the Strategic Agreement shall have the priority to be appointed as the service provider by the other party.

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Report of the Directors

The Company and China Communications Services have agreed that the Strategic Agreement would not be renewed upon its expiry on 31 December 2012.

The Strategic Agreement does not set out any annual caps for the transactions thereunder as China Telecommunications Corporation, the holding company of China Communications Services, has signed certain framework agreements with the Company (including the Engineering Framework Agreement, the Ancillary Telecommunications Services Framework Agreement and the Community Services Framework Agreement), which cover the transactions contemplated under the Strategic Agreement. These frameworks agreements are subject to annual caps, and the proposed annual caps for the transactions under the Strategic Agreement are subsumed under the annual caps of these framework agreements.

The Company confirms that it has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in respect of the above connected transactions.

The Company’s auditor was engaged to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transaction under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The Independent Non-executive Directors of the Company have confirmed that all continuing connected transactions for the year ended 31 December 2012 to which the Group was a party:

1.	had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2.	had been entered into either:

(i)	on normal commercial terms; or

(ii)	if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from independent third parties; and

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Report of the Directors

3.	had been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Independent Non-executive Directors have further confirmed that:

The values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

The auditors of the Group have reviewed the continuing connected transactions of the Group and have confirmed to the Board that the transactions:

1.	have received the approval of the Board;

2.	have been entered into in accordance with the pricing policies as stated in the relevant agreements; and

3.	have been entered into in accordance with the terms of the agreements governing such transactions; and the values of continuing connected transactions entered into between the Group and its connected persons which are subject to annual caps have not exceeded their respective annual caps.

Compliance with the Code on Corporate Governance Practices and the Corporate Governance Code

Please refer to the “Corporate Governance Report” set out in page 64 of this 2012 annual report of the Company for details of our compliance with the Code on Corporate Governance Practices and the Corporate Governance Code.

Material Legal Proceedings

As at 31 December 2012, the Company was not involved in any material litigation or arbitration, and as far as the Company is aware, no material litigation or claims were pending or threatened or made against the Company.

Auditors

KPMG and KPMG Huazhen (Special General Partnership) were appointed as the international and domestic auditors of the Company for the year ended 31 December 2012. KPMG has audited the accompanying financial statements, which have been prepared in accordance with International Financial Reporting Standards. The Board of the Company, as proposed by the Audit Committee of the Company, has resolved to appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s international and domestic auditors, respectively for the year ending 31 December 2013. The relevant appointments will be proposed to the annual general meeting of the Company to be held on 29 May 2013.

By Order of the Board

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

20 March 2013

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Report of the Supervisory Committee

During the reporting period, all members of the Supervisory Committee acted in accordance with the Company Law of the People’s Republic of China and the Articles of Association of the Company, followed the principles of integrity and diligently in carrying out their supervisory function to safeguard the interests of shareholders and the Company.

During the reporting period, the Supervisory Committee held three meetings and passed one written resolution. At the second meeting of the Fourth Session of the Supervisory Committee held on 16 March 2012, the Supervisory Committee reviewed and approved agenda items, including the financial statements for the year 2011, the independent auditor’s report, the profit distribution and dividend proposal, the Supervisory Committee’s report for the year 2011, the working plan of the Supervisory Committee for the year 2012, etc. On 16 August 2012 at the third meeting of the Fourth Session of the Supervisory Committee, the Supervisory Committee reviewed the interim financial statements and the independent auditor’s review report for the year 2012. At the fourth meeting of the Fourth Session of the Supervisory Committee held on 21 August 2012, the Supervisory Committee reviewed and approved the change in the composition of the Supervisory Committee. On 16 October 2012, through the written resolution of the entire Supervisory Committee, Mr. Shao Chunbao was elected as the Chairman of the Fourth Session of the Supervisory Committee. During the reporting period, members of the Supervisory Committee supervised the major decision-making process of the Company and the performance of duties by the members of the Board and the senior management through their attendance at the relevant meetings such as the extraordinary general meeting held in 2012, meetings of the Board, and meetings of the Audit Committee.

The Supervisory Committee is of the view that in 2012, the Company persisted in deepening its transformation, firmly adhered to the main theme of “promoting scale development through dual-leadership in innovation and service”, and persisted in efficient scale operation and data traffic operation. While accelerating the scale development of fundamental services, the Company further stimulated the vitality of emerging services through system and institution innovation, integrated the operation of core services altogether and these services fostered synergetically. The Company achieved its best development since the commencement of full services operation. The business structure continued to optimise, resulting in significant enhancement in our core capabilities in innovation, service, centralised efficient management and operation. The corporate development is ignited with vitality. In 2012, the operating revenues of the Company reached RMB283,073 million, an increase of 15.5% from last year, which exceeded the industry average. Mobile subscriber market share was about 15% while 3G subscriber market share reached 30%. The Company reinforced its leadership position in the wireline broadband market, expanded its competitive edges in informatisation applications and increased its influence on the market. Pre-leasing fee EBITDA reached RMB96,387 million, representing an increase of 2.1% from last year. Profit attributable to equity holders of the Company reached RMB14,925 million, representing a decline of 9.5% from last year. The Company made an appropriate increase in marketing initiatives for the expansion into the high-end subscriber market to promote the revenue growth, which is believed to significantly enhance the long-term sustainable growth and value creation despite the short term pressure on the profitability. In summary, the Board and the management have grasped the industry development trend and directed the strategic development of the Company accurately, while they have continuously enhanced the Company’s operation capability and efficiency, resulting in remarkable results in transformation. Meanwhile, the Company attached great importance to corporate governance and operation in good faith. In accordance with Section 404 of the US Sarbanes-Oxley Act of 2002 and other regulatory rules, the Company stepped up the development of its internal control system and strengthened the exercise of its internal control. As a result, the internal control environment and precision management of the Company continued to improve, and the Company’s development is soundly and steadily on track. In addition, while conscientiously fulfilling its responsibility to shareholders, the Company voluntarily committed itself to the sustainable economic, social and environmental development and excelled in fulfilling its own corporate responsibilities, responsibilities towards customers, responsibilities towards employees, environmental responsibilities and public welfare responsibilities. The Supervisory Committee is satisfied with the performance of the Company in 2012 and is confident of the Company’s prospects.

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Report of the Supervisory Committee

The Supervisory Committee believes that during 2012, all members of the Board and members of senior management have complied with rules and regulations, upheld the principles of diligence and integrity, safeguarded the interests of shareholders, fulfilled their responsibilities fully in accordance with the Articles of Association of the Company, diligently implemented the resolutions of the shareholders’ general meetings and the Board meetings, and strictly complied with the relevant regulations for listed companies. The Supervisory Committee has not observed any behaviors that breached the laws, rules, and Articles of Association of the Company, or damaged the interests of shareholders.

Upon the review of the unqualified financial statements for the year 2012 and other relevant information, which were prepared in accordance with PRC Accounting Standards for Business Enterprises and regulations and International Financial Reporting Standards as audited by PRC certified accountants and international auditors of the Company, the Supervisory Committee is of the opinion that the financial statements truly and fairly reflect the Company’s financial position, operating results and cash flows.

In 2013, the Supervisory Committee will continue to strictly adhere to the Articles of Association of the Company and relevant regulations, assume its responsibility to protect the interests of the shareholders and the Company, monitor the Company to fulfill its commitment to its shareholders, further broaden the planning of supervision and strengthen its efforts in monitoring to protect the interests of all investors.

By Order of the Supervisory Committee

Shao Chunbao

Chairman of the Supervisory Committee

Beijing, PRC

20 March 2013

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Recognition & Awards

1.	The Company has been voted by investors the “Overall Best Managed Company in Asia” across all industries in the “Asia Best Managed Companies 2012” by Euromoney.

2.	The Company has been voted by investors the “Best Managed Company in Asia’s Telecommunications Sector” in the “Asia Best Managed Companies 2012” by Euromoney.

3.	The Company was awarded the “No. 1 Best Managed Company in Asia” by FinanceAsia in the Asia’s Best Companies Poll 2012.

4.	Mr. Wang Xiaochu, Chairman and CEO, was awarded the “Best CEO in China” by FinanceAsia in the Asia’s Best Companies Poll 2012.

5.	Madam Wu Andi, Executive Vice President and CFO, was awarded the “Best CFO in China” by FinanceAsia in the Asia’s Best Companies Poll 2012.

6.	The Company has been voted by professional investors as the “Asia’s Most Honored Companies” in 2012
All-Asia-Executive-Team ranking organised by Institutional Investor.

7.	Mr. Wang Xiaochu, Chairman and CEO, was voted by professional investors as “Asia’s Best CEO in Telecommunications Sector” in 2012 All-Asia-Executive-Team ranking organised by Institutional Investor.

8.	Madam Wu Andi, Executive Vice President and CFO, was voted by professional investors as “Asia’s Best CFO in Telecommunications Sector” in 2012 All-Asia-Executive-Team ranking organised by Institutional Investor.

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Recognition & Awards

9.	The Company has been voted by professional investors as “Asia’s Best Investor Relations Company in Telecommunications Sector” in 2012 All-Asia-Executive-Team ranking organised by Institutional Investor.

10.	The Company was awarded the “Platinum Award for All-Round Excellence” in 2012 The Asset Corporate Awards.

11.	The Company was awarded “The Best of Asia” by Corporate Governance Asia’s Annual Recognition Awards 2012.

12.	Mr. Wang Xiaochu, Chairman and CEO, was honoured with “Asian Corporate Director Recognition Awards 2012” by Corporate Governance Asia.

13.	The Company was honoured with the “Grand Prix for Best Overall Investor Relations for Large-cap Companies”, at the IR Magazine Awards – Greater China 2012.

14.	The Company’s 2011 annual report won total 5 gold awards in the “2012 International ARC Awards” and the “Vision Awards” Annual Report Competition by The League of American Communications Professionals LLC (LACP).

15.	The corporate website of the Company (www.chinatelecom-h.com) won the “No.1 Best Investor Relations Website in Asia & Pacific” in IR Global Rankings 2012.

16.	The Company’s 2011 online annual report won the “No.1 Best Online Annual Report in Asia and Pacific” in IR Global Rankings 2012.

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Corporate Governance Report

An Overview of Corporate Governance

The Company strives to maintain a high level of corporate governance and has inherited an excellent, prudent and efficient corporate governance style and continuously improves its corporate governance methodology, regulates its operations, improves its internal control mechanism, implements sound corporate governance and disclosure measures, and ensures that the Company’s operations are in line with the long-term interests of the Company and its shareholders as a whole. In 2012, the Shareholders’ General Meeting, the Board and the Supervisory Committee maintained efficient operations in accordance with the rules, and the Company continued to optimise the organisational structure and has achieved a breakthrough in its organisation structure, which well supported the Company’s strategic transformation to the Three New Roles – “a leader of intelligent pipeline, a provider of integrated platforms, and a participant in content and application development”. The Company further optimised its internal control and integrated comprehensive risk management into its operational practice. The sustained enhancement of the Company’s corporate governance ensured alignment with the long-term best interest of shareholders and firmly protected the interests of shareholders.

As a company incorporated in the PRC, the Company adopts the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and other related laws and regulations as the basic guidelines for the Company’s corporate governance. As a company dual-listed in Hong Kong and the United States, the current Articles of Association are in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“the Listing Rules”) and the regulatory requirements for non-US companies listed in the United States, and these rules serve as guidances for the Company to improve the foundation of its corporate governance. The Company has regularly published statements relating to its internal control in accordance with the US Sarbanes-Oxley Act of 2002 and the regulatory requirements of the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange to confirm its compliance with related financial reporting, information disclosure and corporate internal control requirements.

For the financial year ended 31 December 2012, save that (i) the roles of Chairman and Chief Executive Officer of the Company were performed by the same individual and (ii) certain Independent Non-executive Directors did not attend the shareholders’ general meetings due to other business commitments or being overseas, the Company has been in compliance with all the code provisions under the Code on Corporate Governance Practices (effective until 31 March 2012) and the Corporate Governance Code (effective from 1 April 2012) as set out in Appendix 14 to the Listing Rules. In the Company’s opinion, through supervision of the Board and the Independent Non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution and effectively capturing business opportunities. Many leading international corporations also have similar arrangements.

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Corporate Governance Report

In 2012, the Company’s continuous efforts in corporate governance gained wide recognition from the capital market and was accredited with a number of awards. The Company was being voted the “Overall Best Managed Company in Asia” by Euromoney for four consecutive years, while at the same time being ranked as the “No. 1 Best Corporate Governance in Asia”, the “No. 1 Most Convincing and Coherent Strategy in Asia” and the “No. 1 Best Shareholder Value in Asia” in the individual categories. The Company was accredited by the investors as the “No. 1 Best Managed Company in Asia”, the “No. 1 Best Managed Company in China” and the “No. 1 Best Investor Relations in China” for two consecutive years in the Asia’s Best Companies Poll 2012 organised by FinanceAsia. The Company was voted by investors as the “Asia’s Most Honored Companies” and “Asia’s Best Investor Relations Company in telecommunications sector” for two consecutive years in 2012 All-Asia-Executive-Team ranking organised by Institutional Investor. In addition, Mr. Wang Xiaochu, Chairman and CEO was voted as “Asia’s Best CEO in telecommunications sector” and Madam Wu Andi, Executive Vice President and CFO was voted as “Asia’s Best CFO in telecommunications sector”. The Company swept several top awards including the “Grand Prix for Best Overall Investor Relations for Large-cap Companies”, “Best Investor Relations by a CEO” for mainland China for Mr. Wang Xiaochu, Chairman and CEO and “Best Investor Relations by a CFO” for mainland China for Madam Wu Andi, Executive Vice President and CFO at the IR Magazine Awards – Greater China 2012. The Company was awarded the “Platinum Award for All-Round Excellence” in 2012 The Asset “Corporate Awards”, for four consecutive years. In addition, the Company was awarded the “The Best of Asia” by Corporate Governance Asia for three consecutive years, and Mr. Wang Xiaochu, Chairman and Chief Executive Officer of the Company, was awarded “Asian Corporate Director Recognition Awards 2012” by Corporate Governance Asia for three consecutive years. The Company’s website was awarded the “No. 1 Best Investor Relations Website in Asia & Pacific” in IR Global Rankings 2012 for two consecutive years.

Overall Structure of the Corporate Governance

A double-tier structure has been adopted as the overall structure for corporate governance: the Board and the Supervisory Committee are established under the Shareholders’ General Meeting. The Audit Committee, Remuneration Committee and Nomination Committee were established under the Board. The Board is authorised by the Articles of Association to make major decisions on the Company’s operation and to oversee the daily management and operations of the senior management. The Supervisory Committee is mainly responsible for the supervision of the performance of duties by the Board and the senior management. Each of the Board and the Supervisory Committee is independently accountable to the Shareholders’ General Meeting.

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Corporate Governance Report

Shareholders’ General Meeting

In 2012, the Company convened two shareholders’ general meetings, the Annual General Meeting (“AGM”) for the year 2011 and one Extraordinary General Meeting (“EGM”). The AGM held on 30 May 2012 reviewed and approved numerous resolutions such as the financial statements for the year 2011, Report of the Independent International Auditor, proposal for profit and dividends distribution, authorisation to the Board for the formulation of a budget for 2012, re-appointment and remuneration of auditors, authorisation to the Board to issue debentures and appointment of directors and supervisors. The EGM held on 16 October 2012 reviewed and approved the acquisition of certain CDMA network assets and associated liabilities, the renewal of certain continuing connected transactions and the annual caps applicable thereto and appointment of directors and supervisors. The amendments to the Articles of Association of the Company were approved at the shareholders’ general meetings, which mainly include the change in the business scope of the Company, change in the composition of the Supervisory Committee and change in the name of the domestic shareholder.

Since the Company’s listing in 2002, at each of the shareholders’ general meetings a separate shareholders’ resolution was proposed by the Company in respect of each independent item. The circulars to shareholders also provided details about the resolutions. All resolutions tabled at the shareholders’ general meetings of the Company were already conducted by poll and all voting results were published on the websites of the Company and The Stock Exchange of Hong Kong Limited. The Company attaches great importance to the shareholders’ general meetings and the communication between Directors and shareholders. The Directors provided detailed and complete answers to the questions raised by shareholders at the shareholders’ general meetings. The Board adopted the shareholders communication policy to ensure that the shareholders are provided with comprehensive, equal, understandable and publicised information of the Company on a timely basis and to strengthen the communication between the Company, and the shareholders and investors.

Board of Directors

As at 31 December 2012, the Board comprises 13 Directors with seven Executive Directors, one Non-executive Director and five Independent Non-executive Directors. The Board is composed of experts from diversified professions such as telecommunications, finance, economics and law, resulting in a more comprehensive and balanced board structure and giving more comprehensive and balanced viewpoints in the decision-making process. The term of office for the fourth session of the Board lasts for three years, starting from May 2011 until the day of the Company’s Annual General Meeting in 2014, upon which the fifth session of the Board will be elected.

The number of Independent Non-executive Directors constitutes more than one-third of the members of the Board. Mr. Tse Hau Yin, Aloysius, the Chairman of the Audit Committee, is an internationally renowned financial expert with expertise in accounting and financial management. The Audit Committee, Remuneration Committee and Nomination Committee under the Board all comprise solely Independent Non-executive Directors, which ensures that the committees are able to provide sufficient review and check and balance, and make effective independent judgments to protect the interests of shareholders and the Company as a whole.

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Corporate Governance Report

The Company strictly complies with the Code on Corporate Governance Practices (effective until 31 March 2012) and the Corporate Governance Code (effective from 1 April 2012) of the Listing Rules to rigorously regulate the operating procedures of the Board and the committees under it, and to ensure that the procedures of Board meetings are in compliance with related rules in terms of organisation, regulations and personnel. The Board responsibly and effectively supervises the preparation of financial statements for each financial period, so that such financial statements truly and fairly reflect the operational position, the operating results and cash flows of the Company for such period. In preparing the financial statements for the year ended 31 December 2012, the Directors adopted appropriate accounting policies and made prudent, fair and reasonable judgments and estimates, and prepared the financial statements on a going concern basis.

The Articles of Association of the Company provide that the Board is accountable to the shareholders’ general meetings, and its duties include the execution of resolutions, formulation of major operational decisions, financial proposals and policies, the Company’s basic management system, and the appointment of managers and other senior management personnel of the Company. The Articles of Association also clearly define the respective duties of the Board and the management. The management is responsible for the operation and management of the Company, the implementation of the Board resolutions and the annual operation plans and investment proposals of the Company, formulating the proposal of the Company’s internal administrative organisations and sub-organisations, and performing other duties as authorised by the Articles of Association and the Board. In order to maintain highly efficient operations, as well as flexibility and swiftness in operational decision-making, the Board may delegate its management and administrative powers to the management when necessary, and shall provide clear guidance regarding such delegation so as to avoid seriously impeding or undermining the capabilities of the Board when exercising its powers as a whole.

All members of the Board/Committees are informed of the meeting schedule for the Board/Committees for the year at the beginning of each year. In addition, all Directors will receive a meeting notification at least 14 days prior to the meeting under normal circumstances. The Company Secretary is responsible for ensuring that the Board meetings comply with all procedures, related rules and regulations while all Directors can make inquiries to the Company Secretary for details to ensure that they have received sufficient information on various matters set out in the meeting agenda.

The Board meets at least four times a year. Additional Board meetings will be held as necessary. In 2012, the Board played a pivotal role in the Company’s operation, budgeting, decision-making, supervision, internal control, organisational restructuring and corporate governance. The Company convened four Board meetings, four Audit Committee meetings, one Independent Board Committee Meeting, and several board and committee written resolutions were passed in this year.

At the Board meetings, the Board reviewed significant matters including the Company’s annual, interim and quarterly financial statements, annual operational, financial and investment budgets, internal control implementation and assessment report, proposal for annual profit distribution, annual report, interim report and quarterly reports, acquisition of certain CDMA network assets and associated liabilities, renewal of certain continuing connected transactions and the annual caps applicable thereto and appointment and remuneration of auditors. All directors performed their fiduciary duties and devoted sufficient time and commitments in the affairs of the Company.

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Corporate Governance Report

The Company determines the Directors’ remuneration with reference to factors such as their respective responsibilities and duties in the Company, as well as their experiences and market conditions at the relevant time.

The Board should develop and review the Company’s policies and practices on corporate governance; review and monitor the training and continuous professional development of directors and senior management; review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; develop, review and monitor the code of conducts for employees; review the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report.

Directors’ training and continuous professional development

The Company also arranges induction activities including the duties and continuing obligations of directors, relevant laws and regulations, the operation and business of the Company, so that all newly appointed Directors are provided with updated data on industry development. To ensure that the Directors are familiar with the Company’s latest operations for decision-making, the Company arranges for key financial data and operational data to be provided to the Directors on a monthly basis since 2009. Through regular Board meetings and reports from management, the Directors are able to clearly understand the operations, business strategy and latest development of the Company and the industry. In addition, the Company reminds the Directors of their functions and responsibilities by continuously providing them with information about the latest development of the Listing Rules and other applicable regulations. The Directors also pay regular visits to our provincial branches to exchange ideas and study so as to achieve a better understanding of the latest business developments and share their valuable experiences. The Directors actively participate in training and continuous professional development to develop and refresh their knowledge and skills to ensure their contribution to the Company.

In 2012, the Directors have participated in training and continuous professional development activities and the summary is as follows:

Directors	Training categories

Executive Directors

Wang Xiaochu	A, B, C

Yang Jie	A, B, C

Wu Andi	A, B, C

Zhang Jiping	A, B, C

Zhang Chenshuang (retired on 20 March 2012)	A, B, C

Yang Xiaowei	A, B, C

Sun Kangmin	A, B, C

Ke Ruiwen (Appointed on 30 May 2012)	A, B, C

Non-Executive Directors

Li Jinming (retired on 22 August 2012)	A, B, C, D

Chen Liangxian (appointed on 16 October 2012)	A, B, C

Independent Non-executive Directors

Wu Jichuan	A, B, C, D

Qin Xiao	A, B, C, D

Tse Hau Yin, Aloysius	A, C

Cha May Lung, Laura	A, B, C

Xu Erming	A, C, D

A:	attending relevant seminars and/or conferences and/or forums

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B:	delivering speeches at relevant seminars and/or conferences and/or forums
C:	reading relevant newspaper, journals and updates relating to general economy, general business, telecommunications, corporate governance or directors’ duties
D:	writing articles relating to general economy, general business, telecommunications, corporate governance or directors’ duties

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules to govern securities transactions by the Directors. Based on the written confirmation from the Directors, all of the Company’s Directors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules regarding the requirements for directors in conducting securities transactions. The Company has received annual independence confirmations from each of the Independent Non-executive Directors, and considers them to be independent.

Audit Committee

The Audit Committee comprises four Independent Non-executive Directors, Mr. Tse Hau Yin, Aloysius as the chairman and Mr. Wu Jichuan, Dr. Qin Xiao and Mr. Xu Erming as the members. The Charter of the Audit Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Audit Committee. The Audit Committee’s principal duties include the supervision of the truthfulness and completeness of the Company’s financial statements, the effectiveness and completeness of the Company’s internal control and risk management systems as well as the work of the Company’s internal audit department. It is also responsible for the supervision and review of the qualifications, selection and appointment, independence and services of external independent auditors. The Audit Committee ensures that the management has discharged its duty to establish and maintain an effective internal control system including the adequacy of resources, qualifications and experience of staff fulfilling the accounting and financial reporting function of the Company together with the adequacy of the staff’s training programmes and the related budget. The Audit Committee also has the authority to set up a reporting system to receive and handle cases of complaints or complaints made on an anonymous basis regarding the Company’s accounting, internal control and audit matters. The Audit Committee is responsible to and regularly reports its work to the Board

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In 2012, pursuant to the requirements of the governing laws and regulations of the places of listing and the Charter of the Audit Committee, the Audit Committee fully assumed its responsibilities within the scope of the clear mandate from the Board. The Audit Committee proposed a number of practical and professional recommendations for improvement based on the Company’s actual circumstances in order to promote the continuous improvement and perfection of corporate management. The Audit Committee has provided important support to the Board and played a significant role in protecting the interests of independent shareholders.

In 2012, the Audit Committee convened four meetings, in which it reviewed important matters related to the Company’s annual, interim and quarterly financial statements, assessment of the qualifications, independence and performance of the external auditors and their appointments, effectiveness of internal control, internal audit, acquisition of certain CDMA network assets and associated liabilities and connected transactions. The Audit Committee received quarterly reports in relation to the internal audit and connected transactions and provided guidance to the internal audit department. Additionally, the Audit Committee reviewed the internal control assessment report and the attestation report, followed up with the recommendations proposed by the external auditors, reviewed the U.S. annual report, and communicated independently with the auditors twice a year.

Remuneration Committee

The Remuneration Committee comprises four Independent Non-executive Directors. Mr. Xu Erming as the chairman and Mr. Wu Jichuan, Dr. Qin Xiao and Mr. Tse Hau Yin, Aloysius as the members. The Charter of the Remuneration Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Remuneration Committee. The Remuneration Committee assists the Company’s Board to formulate overall remuneration policy and structure for the Company’s Directors and senior management personnel, and to establish related remuneration procedures that are standardised and transparent. The Remuneration Committee’s principal duties include supervising the compliance of the Company’s remuneration system with legal requirements, presenting the evaluation report on the Company’s remuneration system to the Board, giving recommendations to the Board in respect of the overall remuneration policy and structure for the Company’s Directors and senior management personnel and the establishment of a formal and transparent procedure for developing remuneration policy, and determining with delegated responsibility by the Board, the remuneration packages of individual Executive Directors and senior management including benefits in kind, pension rights and compensation payments (including any compensation payable for loss or termination of their office or appointment). Its responsibilities comply with the requirements of the Corporate Governance Code. The Remuneration Committee is responsible to and regularly reports its work to the Board. No meeting was held by the Remuneration Committee in year 2012.

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Nomination Committee

The Company’s Nomination Committee comprises four Independent Non-executive Directors, Mr. Wu Jichuan as the chairman and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the members. The Charter of the Nomination Committee clearly defines the status, qualifications, work procedures, duties and responsibilities, funding and remuneration, etc. of the Nomination Committee, and it specifically requires that the Nomination Committee members shall have no significant connection to the Company, and comply with the regulatory requirements related to “independence”. The Nomination Committee assists the Board to formulate standardised, prudent and transparent procedures and succession plans for the appointment of Directors, and to further optimise the composition of the Board. The principal duties of the Nomination Committee include regularly reviewing the structure, number of members and composition of the Board; identifying candidates and advising the Board with the appropriate qualifications for the position of Directors; evaluating the independence of Independent Non-executive Directors; advising the Board on matters regarding the appointment or re-appointment of Directors and succession plans for the Directors. The Nomination Committee is accountable to and regularly reports its work to the Board.

The Company will identify suitable candidates through multiple channels such as internal recruitment and recruiting from the labour market. The criteria of identifying candidates include, but are not limited to, their background, experience, professional skills, personal qualities, capability to commit to the affairs of the Company and, in case of Independent Non-executive Director, the candidates should fulfill the independence requirements set out in the Listing Rules from time to time. Upon the Nomination Committee and the Board reviewed and resolved to appoint the appropriate candidate, the relevant proposal will be put forward to the shareholders’ general meeting in writing for approval.

Directors shall be elected at the shareholders’ general meeting for a term of three years. At the expiry of a director’s term, the director may stand for re-election and re-appointment. According to the Articles of Association, before the convening of the annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions (such as election of directors) in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if there are matters falling within the functions and powers of shareholders in general meetings. According to the Articles of Association, shareholders can also request for the convening of extraordinary general meeting provided that the shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held and they shall sign one or more written requisitions in the same format and with the same content, requiring the Board to convene an extraordinary general meeting and stating the resolutions of meeting (such as election of directors). The Board shall convene an extraordinary general meeting within two months. The minimum period during which written notice given to the Company of the intention to propose a person for election as a director, and during which written notice to the Company by such person of his willingness to be elected may be given, will be at least seven days. Such period will commence no earlier than the day after the despatch of the notice of the meeting for the purpose of considering such election and shall end no later than seven days prior to the date of such meeting. The ordinary resolution to approve the appointment of Directors shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

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In 2012, there were two written resolutions passed by the Nomination Committee, which approved the nomination of director candidates.

Independent Board Committee

Pursuant to the requirements under the Listing Rules, the Company’s Independent Board Committee convened one meeting in 2012, with all five Independent Non-executive Directors attended where it reviewed the acquisition of certain CDMA network assets and associated liabilities and the renewal of certain continuing connected transactions and the annual caps applicable thereto and gave the relevant confirmation as well as submitted the recommendations on these matters to the independent shareholders.

The number of attendance15/meetings of the members of the Board and committees in year 2012

	Board	Audit Committee	Independent Board Committee	Shareholders meeting

Executive Directors

Wang Xiaochu (Chairman)	4/4	N/A	N/A	1/2

Yang Jie	4/4	N/A	N/A	1/2

Wu Andi	4/4	N/A	N/A	1/2

Zhang Chenshuang*	N/A	N/A	N/A	N/A

Zhang Jiping	4/4	N/A	N/A	0/2

Yang Xiaowei	4/4	N/A	N/A	0/2

Sun Kangmin	4/4	N/A	N/A	0/2

Ke Ruiwen**	3/3	N/A	N/A	0/1

Non-Executive Directors

Chen Liangxian***	2/2	N/A	N/A	N/A

Li Jinming****	1/1	N/A	N/A	1/1

Independent Non-Executive Directors

Wu Jichuan	4/4	4/4	1/1	1/2

Qin Xiao	4/4	4/4	1/1	1/2

Tse Hau Yin, Aloysius	4/4	4/4	1/1	2/2

Cha May Lung, Laura	4/4	N/A	1/1	0/2

Xu Erming	4/4	4/4	1/1	1/2

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Note:	Certain Independent Non-executive Directors did not attend the shareholders meeting due to other business commitments or being overseas.

*	Mr. Zhang Chenshuang retired as the Executive Director and Executive Vice President of the Company on 20 March 2012 due to his age.
**	Mr. Ke Ruiwen was appointed as the Executive Director of the Company on 30 May 2012.
***	Mr. Chen Liangxian was appointed as the Non-Executive Director of the Company on 16 October 2012.
****	Mr. Li Jinming retired as the Non-Executive Director of the Company on 22 August 2012 due to his age.

1.	Mr. Wang Xiaochu attended 4 board meetings in person and did not appoint alternates to attend the meeting.
2.	Mr. Yang Jie attended 4 board meetings in person and did not appoint alternates to attend the meeting.
3.	Madam Wu Andi attended 4 board meetings in person and did not appoint alternates to attend the meeting.
4.	Mr. Zhang Jiping attended 2 board meetings in person and appointed alternates to attend the meeting twice.
5.	Mr. Yang Xiaowei attended 3 board meetings in person and appointed alternates to attend the meeting once.
6.	Mr. Sun Kangmin attended 3 board meetings in person and appointed alternates to attend the meeting once.
7.	Mr. Ke Ruiwen attended 3 board meetings in person and did not appoint alternates to attend the meeting.
8.	Mr. Chen Liangxian did not attend board meetings in person and appointed alternates to attend the meeting twice.
9.	Mr. Li Jinming did not attend the board meeting in person and appointed alternates to attend the meeting.
10.	Mr. Wu Jichuan attended 3 board meetings in person and appointed alternates to attend the meeting once. Mr. Wu Jichuan attended 4 audit committee meetings in person and did not appoint alternates to attend the meeting. Mr. Wu Jichuan attended 1 independent board committee meeting in person and did not appoint alternates to attend the meeting.
11.	Dr. Qin Xiao attended 3 board meetings in person and appointed alternates to attend the meeting once. Dr. Qin Xiao attended 3 audit committee meetings in person and appointed alternates to attend the meeting once. Dr. Qin Xiao attended 1 independent board committee meeting in person and did not appoint alternates to attend the meeting.
12.	Mr. Tse Hau Yin, Aloysius attended 4 board meetings in person and did not appoint alternates to attend the meeting. Mr. Tse Hau Yin, Aloysius attended 4 audit committee meetings in person and did not appoint alternates to attend the meeting. Mr. Tse Hau Yin, Aloysius attended 1 independent board committee meeting in person and did not appoint alternates to attend the meeting.
13.	Madam Cha May Lung, Laura attended 4 board meetings in person and did not appoint alternates to attend the meeting. Madam Cha May Lung, Laura attended 1 independent board committee meeting in person and did not appoint alternates to attend the meeting.
14.	Mr. Xu Erming attended 4 board meetings in person and did not appoint alternates to attend the meeting. Mr. Xu Erming attended 3 audit committee meetings in person and appointed alternates to attend the meeting once. Mr. Xu Erming attended 1 independent board committee meeting in person and did not appoint alternates to attend the meeting.
15.	Include attendance in person, by telephone, by video conference, and by proxy.

Supervisory Committee

The Company’s Supervisory Committee comprises six Supervisors, with one External Independent Supervisor and two Employee Representative Supervisors. On 22 August 2012, Mr. Miao Jianhua, Chairman of the Supervisory Committee, retired from the Supervisory Committee due to his age. On the same date, Mr. Xu Cailiao and Madam Han Fang resigned as the Supervisors of the Company due to change in work arrangement. On 16 October 2012, the appointment of Mr. Shao Chunbao and Mr. Hu Jing as the Supervisors were approved at the EGM. On the same date after the close of the EGM, a written resolution was passed to appoint Mr. Shao Chunbao as the chairman of the Supervisory Committee. Meanwhile, Mr. Zhang Jianbin has been elected by the employees of the Company democratically as an Employee Representative Supervisor.

The principal duties of the Supervisory Committee include supervising, in accordance with the law, the Company’s financials and performance of its Directors, managers and other senior management so as to prevent them from abusing their powers. The Supervisory Committee is a standing supervisory organisation within the Company, which is accountable to and reports to all shareholders. The Supervisory Committee holds meetings at least once or twice a year.

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Attendance rates of individual members of the Supervisory Committee in 2012

The Fourth Session of the Supervisory Committee

Number of Supervisors (Fourth Session)	6

Number of meetings in 2012	3

Supervisors	Number of Attendance/ Meetings

Shao Chunbao (newly appointed Chairman of the fourth session of the Supervisory Committee)	0/0

Miao Jianhua (ex-Chairman of the fourth session of the Supervisory Committee)	3/3

Zhu Lihao (Independent Supervisor)	3/3

Mao Shejun (Employee Representative Supervisor of the fourth session of the Supervisory Committee)	3/3

Zhang Jianbin (newly appointed Employee Representative Supervisor of the fourth session of the Supervisory Committee)	0/0

Xu Cailiao (ex-Supervisor of the fourth session of the Supervisory Committee)	3/3

Han Fang (ex-Supervisor of the fourth session of the Supervisory Committee)	3/3

Hu Jing (newly appointed Supervisor of the fourth session of the Supervisory Committee)	0/0

Du Zuguo (Supervisor of the fourth session of the Supervisory Committee)	3/3

External Auditors

The international and domestic auditors of the Company are KPMG and KPMG Huazhen (Special General Partnership), respectively. In order to maintain their independence, the non-audit services provided by the external auditors did not contravene the requirements of the US Sarbanes-Oxley Act of 2002.

A breakdown of the remuneration received by the external auditors for audit and non-audit services provided to the Company for the year ended 31 December 2012 is as follows:

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Service item	Fee (RMB millions)

Audit services (inclusive of services provided for mobile network acquisition)	90.0

Non-audit services (mainly include internal control advisory and other advisory services)	6.0

Total	96.0

The Directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

The statements by the external auditors of the Company, KPMG, regarding their reporting responsibilities on the financial statements of the Company is set out in the Report of the Independent International Auditor on page 109.

The service term of KPMG and KPMG Huazhen (Special General Partnership), the international and domestic auditors of the Company for 2012, will expire at the annual general meeting for 2012. The Audit Committee and the Board have resolved to appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international and domestic auditors for the financial year 2013, subject to the approval at the 2012 Annual General Meeting.

Internal Control

Internal Control System

The Board attaches great importance to the construction and perfection of the internal control system, and takes effective approaches to supervise the implementation of related control measures, whilst enhancing operation efficiency and effectiveness, and enhancing corporate governance, risk assessment, risk management and internal control so as to protect shareholders’ investment and ensure the safety of the Company’s assets. In this way, the Company can achieve long-term development goals. The Company’s management is responsible for the establishment and implementation of the internal control system. The internal control system of the Company is built on clear organisational structure and management duties, an effective delegation and accountability system, definite targets, policies and procedures, comprehensive risk assessment and management, a sound financial accounting system, and continuing analysis and supervision of operational performance. It covers all services and transactions of the Company. The Company has formulated a code of conduct for the senior management and employees which ensures their ethical value and competency. The Company has formulated its internal reporting system, which encourages anonymous reporting of situations where employees, especially Directors and senior management personnel, breach the rules.

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Since the year 2003, based on the requirements of the U.S. securities regulatory authorities and the COSO Internal Control Framework, and with the assistance of KPMG Advisory (China) Limited (Beijing office) and other advisory institutions, the Company has formulated manuals, implementation rules and related rules in relation to internal control, and has developed the Policies on Internal Control Management and Internal Control Accountability Management to ensure the effective implementation of the above systems. Over more than nine years, the Company has continuously revised and improved the manuals and implementation rules in view of the ever changing internal and external operation environment as well as the requirements of business development. In particular, the Company has further strengthened the control over key business processes based on the distinguishing features of mobile services since the commencement of the full services operation. While continuing to improve the internal control related policies, the Company has also been strengthening its IT internal control capabilities, which has improved the efficiency and effectiveness of internal control, enhancing the safety of the Company’s information system so that the integrity, timeliness and reliability of data and information are maintained.

In 2012, the Company further enhanced the construction of internal control system, strengthened the key aspects of risk control, continuously improved the Company’s internal control manuals and implementation rules, and focused on solving new problems arising from the innovation in connection with services, operation, collaboration and emerging services based on the adjustment requirements to the service and financial management processes under the promotion of the centralised efficient operation. Pursuant to the service development and risk analysis, key service processes were developed and certain key services processes management were perfected, such as electronic channel management, Best Pay management, information security of the Internet assess and of the users. We strengthened the risk control on certain key aspects such as service cooperation, agency management and supplies procurement. We also enhanced the control requirements in relation to the segregation of “incompatible duties” and defined a list of “incompatible duties” in accordance with the characteristics of different services. We reinforced the internal control management mechanism for the newly established subordinated organisations to prevent internal control risk. The Company implemented the information system for the construction of internal control systems in certain provincial-level branches of the Company to improve the efficiency of the internal control systems construction and to regulate the system construction. In addition, we promoted the standardisation of the key control points within the internal control processes to reduce human intervention, so as to improve the effectiveness of the implementation of the internal control system.

Comprehensive Risk Management

The Company views comprehensive risk management as an important task within the Company’s daily operation. Pursuant to regulatory requirements in capital markets of the United States and Hong Kong, the Company has formulated a unique five-step risk management approach based on risk management theory and practice, including risk identification, risk assessment, key risk analysis, risk reaction and risk management assessment. The Company has also designed a risk management template, implemented a standardised risk management procedure, established and refined the centralised risk directories and case studies database of the Company, so that risk management terminology is unified across all levels of the Company and the effectiveness of risk management was improved. Following the efforts made in the past five years, China Telecom has established a comprehensive risk management system and has gradually perfected its comprehensive risk monitoring and prevention mechanism.

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In 2012, pursuant to the requirement of provision C2 of the Code on Corporate Governance Practices and the Corporate Governance Code of The Stock Exchange of Hong Kong Limited, the Company further incorporated comprehensive risk management into its daily operation. The Company continued to strengthen the level-oriented, category-oriented and centralised risk management, with resources concentrated on the prevention of two types of major potential risk, including the external environment risk and operational risk, and has achieved satisfactory results. In 2012, the Company was not confronted with any major risk event.

After rigorous risk identification, assessment and analysis, the Company has conducted a preliminary assessment of potential major risks to the Company in 2013, such as the external environment risk and operational risk, and has put forward detailed responding measures. Through the strict and appropriate risk management procedures, the Company will ensure the impact from the above risks to the Company are limited to and within an expected range.

Annual Internal Control Evaluation

The Company has been continuously improving its internal control system. In order to meet the regulatory requirements of its places of listing, including the United States and Hong Kong, and strengthen its internal control while guarding against operational risk, the Company’s internal audit department is responsible for coordinating the supervision and assessment of internal control.

The Company has adopted the COSO Internal Control Framework as the standard for the internal control assessment. With the management’s internal control testing guidelines and the Audit Standard No. 5 that were issued by PCAOB as its directives, the Company’s internal control assessment is composed of the self-assessment conducted by the persons responsible for internal control together with the independent assessment conducted by the internal audit department. In order to evaluate the nature of internal control deficiencies and reach a conclusion as to the effectiveness of the internal control system, the Company adopts the following four major steps of assessment: (1) analyse and identify areas which require assessment, (2) assess the effectiveness of the design of internal control, (3) assess the effectiveness of the execution of internal control, (4) analyse the impact of deficiencies in internal control. At the same time, the Company rectifies any deficiencies found during the assessment. By formulating “Interim Measures for the Internal Control Assessment”, “Manual for the Self-Assessment of Internal Control”, “Manual for the Independent Assessment of Internal Control” and other documents, the Company has ensured the assessment procedures are in compliance with related rules and regulations.

In 2012, the Company’s internal audit department initiated and coordinated the assessment of internal control at the Company level, and reported the results to the Audit Committee and the Board.

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Self-assessment of internal control adopts a top-down approach which reinforces assessment in respect of control points at the corporate level and control points corresponding to major accounting items. The Company insisted on risk-oriented principles and, on the basis of comprehensive assessment, identified key control areas and control points for major assessment through risk analysis. In 2012, the Company, on the basis of a comprehensive self-evaluation, launched a special self-assessment work organised and led by the operational department and conducted self-assessment based on six selected hotspot issues in relation to operation and risk management. Meanwhile, we further enhanced the function of the internal control seminars, emphasised on solving the difficult issues on the cross-departmental and cross-processing internal control, and improved the level and quality of the self-assessment of internal control. During the period of conducting self-assessment, the Company organised self-assessment patrol inspections to facilitate the improvement of internal control evaluation quality and the implementation of the rectification work. The above measures effectively promoted the participation by various departments and units and ensured the self-assessment work covering 100% of the Company, and timely detected and rectified internal control deficiencies so as to effectively control and eliminate potential risks.

The Company, in respect of the independent assessment, has put forth the guiding principle that “independent assessment shall focus on the major risks in relation to enterprise operation and management and be based on complete internal control system, so as to ensure that the nature of risks and problems will be identified and captured, and to improve the overall efficiency of auditing”, which has actively assisted all departments and branches in raising the quality and efficiency of the independent assessment. In 2012, in accordance with the principle and arrangement of assessment for the Company, all units launched a proactive independent assessment, timely identified potential risk and oversaw the process to rectify the problems. This achieved positive results. The Company guided all units to launch independent assessments and also launched independent assessment focusing on key aspects of main service processes and risk control. The Company organised independent assessment for six provincial branches, assessed the effectiveness of the internal control and its implementation, and analysed and rectified the identified internal control deficiencies. Through independent assessment, the Company not only grasped the overall situation of internal control, but also developed key tests for its high-risk processes. In addition, the Company inspected the related units in respect of their rectification of internal control deficiencies and focused on the key issues in order to ensure the depth and quality of assessment.

Furthermore, the Company organised the internal control assessment team and other relevant departments to closely coordinate with the external auditors’ internal control audit related to financial statements. The internal control audit covered the Company and all its subsidiaries as well as the key processes and control points in relation to major accounting items. The external auditors regularly communicated with the management in respect of the audit results.

All levels of the Company have been attaching great importance to rectifying internal control deficiencies. The Company pushes all units to carry out rectification in relation to deficiencies identified through self-assessment, independent assessment and the internal control audit. The Company also highlighted the participation of professional departments whilst exploring the establishment of an internal control mechanism with long-term efficiency. To ensure effective rectification, the Company also strengthened the verification and supervision of the rectification of internal control deficiencies. Pursuant to requests from the Company, all provincial branches launched rectification on any deficiencies identified from the assessment (including the internal control audit) in a positive manner.

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Through self-assessments and independent assessments conducted by branches at different levels, the Company carried out multi-layered and full-dimensional reviews of its internal control system, and put its utmost efforts into rectifying the problems which were identified. Through this method, the Company was able to ensure the effectiveness of its internal control and successfully passed the year-end attestation undertaken by the external auditors.

The Board, through the Audit Committee, reviewed the internal control system of the Company and its subsidiaries for the financial year ended 31 December 2012, which covered its controls on financial reporting, operation and compliance, as well as its risk management functions. The Board is of the view that the Company’s internal control system is solid, well-established and effective. The annual review also considers the adequacy of resources, qualifications and experience of staff fulfilling the Company’s accounting and financial reporting functions, together with the adequacy of the staff’s training programmes and the relevant budget.

Investor Relations and Transparent Information Disclosure Mechanism

The Company establishes an Investor Relations Department which is responsible for providing shareholders and investors with the necessary information, data and services in a timely manner. It also maintains proactive communications with shareholders, investors and other capital market participants so as to allow them to fully understand the operation and development of the Company. The Company’s senior management presents the annual results and interim results in Hong Kong every year. Through various activities such as analyst meetings, press conferences, global investor telephone conferences and investors road shows, the senior management provides the capital markets and the media with important information related to key issues of which the investors are of prime concerns. This has helped reinforce the understanding of the Company’s business and the overall development of the telecommunications industry in China. Since 2004, the Company has been holding the Annual General Meetings in Hong Kong to provide convenience and encourage its shareholders, especially public shareholders, to actively participate in the Company’s Annual General Meetings and to promote the direct communication and exchange of ideas between the Board and shareholders. During the year, the Company proposed to acquire certain CDMA network assets and associated liabilities (“the Transaction”) and the Company’s senior management proactively communicated with investors and the media through analyst meetings, press conference, global investor telephone conferences and investors road shows (in Hong Kong, Singapore, Europe and the United States), providing them with detailed information in relation to and the long-term benefits of the Transaction. The Transaction was duly passed by majority of the independent shareholders.

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With an aim of strengthening communications with the capital market and enhancing the transparency of information disclosure, the Company has provided the quarterly disclosure of revenue, operating expenses, EBITDA, net profit figures and other key operational data, and the monthly announcements of the number of access lines in service, mobile subscribers (including 3G subscribers) and wireline broadband subscribers. The Company attaches great importance to maintaining daily communication with shareholders, investors and analysts. In 2012, the Company has participated in a number of investors conferences held by a number of major international investment banks in order to maintain active communication with institutional investors.

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In 2012, the Company attended the following investors conferences held by major international investment banks:

Date	Name of Conference

January 2012	Deutsche Bank Access China Conference 2012

January 2012	UBS Greater China Conference 2012

January 2012	Standard Chartered Bank Non-Deal Roadshow 2012

March 2012	Credit Suisse Asian Investment Conference 2012

April 2012	ICBC Non-Deal Roadshow 2012

May 2012	Macquarie Greater China Conference 2012

May 2012	Morgan Stanley Hong Kong Investor Summit 2012

May 2012	UBS Asian Telecom Conference 2012

May 2012	BNP Paribas Asia Pacific TMT Conference 2012

May 2012	Mitsubishi UFJ Securities Non-Deal Roadshow 2012

May 2012	BOC International 10th Investors Conference 2012

May 2012	CLSA China Investment Forum 2012

May 2012	Deutsche Bank 3rd Annual Asia Conference

June 2012	Goldman Sachs Telecom & Internet Corporate Day 2012

June 2012	Nomura Asia Equity Forum 2012

June 2012	Piper Jaffray 9th Annual China Conference 2012

June 2012	UBS Non-Deal Roadshow 2012

June 2012	DBS Vickers Non-Deal Roadshow 2012

June 2012	Credit Suisse China Investment Conference 2012

July 2012	Daiwa Hong Kong China Investment Seminar 2012

September 2012	CLSA Hong Kong Investors’ Forum 2012

September 2012	J.P. Morgan Asia Pacific Equity Conference 2012

October 2012	Goldman Sachs Greater China Summit 2012

November 2012	BNP Paribas 19th Annual China Conference 2012

November 2012	Citi Greater China Investor Conference 2012

November 2012	J.P. Morgan Asia Pacific TMT Conference 2012

November 2012	Daiwa Investment Conference Hong Kong 2012

November 2012	Morgan Stanley Asia Pacific Investor Conference 2012

November 2012	CIMB 8th Hong Kong/China Conference 2012

November 2012	Bank of America Merrill Lynch China Conference 2012

December 2012	Societe-Generale/Ji Asia Pan Asian Conference 2012

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Corporate Governance Report

The Company’s investor relations website (www.chinatelecom-h.com) not only serves as an important channel for the Company to disseminate press releases and corporate information to investors and the capital market, but also plays a significant role in the Company’s valuation and our compliance with regulatory requirements for information disclosure. In 2012, a number of new functions and contents were added, including debt information and debt maturity schedule of the Company, to the corporate website to further enhance the functions and the level of transparency of the Company’s information disclosure on its website, so as to meet the international best practices. In addition, a mobile version of the Company’s website was also offered, which allows the investors, shareholders, media and the general public to easily browse the updated information on the Company’s website through mobile devices at any time and any place. The Company’s website was awarded, for the second consecutive year, the “No. 1 Best Investor Relations Website in Asia & Pacific” in IR Global Rankings, indicating that the Company’s website is highly recognised by professionals. The Company also actively seeks recommendations on how to improve the Company’s annual report from shareholders through survey, and in accordance with its shareholders’ recommendations prepared and distributed the annual report in a more environmentally friendly and cost-saving manner. The shareholders can ascertain their choice of receiving the annual reports and communications by electronic means, or receiving English version only, Chinese version only or both English and Chinese versions.

The Company has always maintained a good information disclosure mechanism. While keeping highly transparent communications with media, analysts and investors, we attach great importance to the handling of inside information. In general, the authorised speaker only makes clarification and explanation on the data available on the market, and avoid providing or divulging any unpublished inside information either by an individual or by a team. Before conducting any external interview, if the authorised speaker has any doubt about the data to be disclosed, he/she would seek verification from the relevant person or the person-in-charge of the relevant department, so as to determine if such data is accurate. In addition, discussions on the Company’s key financial data or other financial indicators are avoided during the black-out period.

Shareholder Rights

According to the Articles of Association, shareholders who request for the convening of an extraordinary general meeting or a class meeting shall comply with the following procedures:

Two or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more written requisitions in the same format and with the same content, stating the proposed matters to be discussed at the meeting, and requiring the Board to convene a shareholders’ extraordinary general meeting or a class meeting thereof.

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Corporate Governance Report

If the board of directors fails to issue a notice of such a meeting within 30 days from the date of receipt of the requisitions, the shareholders who make the requisitions may themselves convene such a meeting (in a manner as similar as possible to the manner in which shareholders’ meetings are convened by the board of directors) within four months from the date of receipt of the requisitions by the board of directors.

When the Company convenes an annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if they are matters falling within the functions and powers of shareholders in general meetings.

Process of forwarding shareholders’ enquiries to the Board:

Shareholders may at any time send their enquiries and concerns to the Board in writing through the Company Secretary and the Investor Relations Department. The contact details of the Company Secretary are as follows:

The Company Secretary

China Telecom Corporation Limited

38th Floor, Dah Sing Financial Center

108 Gloucester Road, Wanchai

Hong Kong

Email: ir@chinatelecom-h.com

Tel No.: (852) 2877 9777

Fax No.: (852) 2877 0988

A dedicated “Investor” section is available on the Company’s website (www.chinatelecom-h.com). There is a FAQ function in the “Investor” section designated to enable the Company, shareholders and investors to have timely, effective and interactive communication. Company Secretary and the Investor Relations Department of the Company handle both telephone and written enquiries from shareholders of the Company from time to time. Shareholders’ enquiries and concerns will be forwarded to the Board and/or the relevant Board Committees of the Company, where appropriate, to answer the shareholders’ questions. Information on the Company’s website is updated on a timely basis.

Significant Differences Between the Corporate Governance Practices followed by the Company and those followed by NYSE-Listed U.S. Companies

The Company was established in the PRC and is currently listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange (“NYSE”). As a foreign private issuer in respect of its listing on the NYSE, the Company is not required to comply with all the corporate governance rules of Section 303A of the NYSE Listed Company Manual. However, the Company is required to disclose the significant differences between the Corporate Governance Practices followed by the Company and the listing standards followed by NYSE-listed U.S. companies.

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Corporate Governance Report

Pursuant to the requirements of the NYSE Listed Company Manual, the board of directors of all NYSE-listed U.S. companies must be made up by a majority of independent directors. Under currently applicable PRC and Hong Kong laws and regulations, the Board of the Company is not required to be formed with a majority of independent directors. As a listed company on The Stock Exchange of Hong Kong Limited, the Company needs to comply with the Listing Rules. These rules require that at least one-third of the board of directors of a listed company in Hong Kong be independent directors. The Board of the Company currently comprises of 12 Directors, of which 5 are Independent Directors, making the number of Independent Directors exceed one-third of the total number of Directors on the Board, in compliance with the requirements of the Corporate Governance Code of the Listing Rules. These Independent Directors also satisfy the requirements on “independence” under the Listing Rules. However, the related standard is different from the requirements in Section 303A.02 of the NYSE Listed Company Manual.

Pursuant to the requirements of the NYSE Listed Company Manual, companies shall formulate separate corporate governance rules. Under the currently applicable PRC and Hong Kong laws and regulations, the Company is not required to formulate any rules for corporate governance; therefore, the Company has not formulated any separate corporate governance rules. However, the Company has been in compliance with all the code provisions under the Code on Corporate Governance Practices (effective until 31 March 2012) and the Corporate Governance Code (effective from 1 April 2012) as set out in Appendix 14 of the Listing Rules throughout the year 2012.

Mechanism innovation of the Company

The Company has a long-term commitment towards solving its mechanism impediments and defects in order to stimulate business development through structure optimisation. In 2012, the Company established China Telecom Global Limited, by integrating the Overseas Expansion Division and three overseas companies, which will form a set of system and mechanism suitable for overseas business development, realise centralised efficient operation and coordinated management of overseas operation, build an overseas talents base, and expand the scale of overseas operation. In 2012, the Company established “Cloud” company to perform centralised efficient operation and management of the IDC and the “Cloud” services. In 2012, the Company separated the management and operation and optimised the structure of departments in the headquarters, including the government and enterprise customer department, network operation department, IT department and merchandising department, which further enhanced the centralised efficient management capability of the headquarters.

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Corporate Governance Report

Continuous Evolution of Corporate Governance

The Company continuously analyses the corporate governance development of international advanced enterprises and the investors’ desires, constantly examines and strengthens the corporate control system and practice, and improves the current practices at the appropriate time; we strongly believe that by adhering to good corporate governance principles, and improving the transparency, independence and the establishment of the effective accountability system, we can ensure the long-term stable development of the Company and to seek sustainable returns for the shareholders and investors.

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Human Resources Development Report

In 2012, we thoroughly implemented the Company’s strategy of “Three New Roles” in our human resources management and firmly adhered to the work focus of “dual-leadership in innovation and service”. We focused on “centralised efficient operations and scale development” of our services and adhered to the principle of supporting development and serving our employees. The Company further broadened its mindset, deepened its understanding and tackled its challenges. Through continuously adapting to new situations, new environments and new businesses, and adhering to the doctrine of people-oriented strategy and pragmatic innovation, the Company’s human resources management achieved new development.

Firstly, the Company exerted every effort in implementing a competitive promotion system and proactively rejuvenating its management team. The Company adopted “entrepreneurship” as the basic standard for the selection, engagement, assessment and cultivation of new management members. In order to achieve sustainable assurance for the rapid business growth, the Company further defined the values and competence standards of the management team of China Telecom, systematically established teams comprising professionals with different expertise, continued with the enhancement of the competence and quality in full services operation of its staff, and strengthened its resources management innovation and incentives allocation system.

Secondly, the Company comprehensively summarised the experience gained from the transformation of human resources management integrated pilot scheme into fundamental services and accelerated the roll-out of this scheme nationwide. Provincial branches in four pilot regions, namely Jiangsu, Anhui, Sichuan and Shandong, have implemented the scheme across the relevant provinces. Each of the other 27 provincial branches selected to trial the scheme in one or two prefecture-level cities. The promotion of this two scheme has a positive effect in four areas, namely the adjustment and optimisation of the employee structure, the reinforcement of efficient management of all of the Company’s employees, the improvement of frontline employee income, and the active exploration of the employee career development mechanism.

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Human Resources Development Report

Thirdly, for areas of emerging services the Company has actively promoted the innovation in the human resources management system. The Company timely identified and selected outstanding talents for promotion and provided them with nurturing and support, and adopted numerous measures to progressively build up a new China Telecom army of mobile Internet talents that has core competitive edges. By adhering to its market-oriented approach, and through the incubation of new business development teams and new business development companies, the Company has shifted its human resources development direction towards innovation, pioneer spirit and growing within the marketplace. The Company has achieved a breakthrough in its organisation structure, and has introduced the system where a new business venture will adopt a flexible management system and incentive measures that is similar to a privately-owned enterprise, with its founders having a controlling stake in the venture. By settling personnel costs attributable to the business development team at the provincial branch level, the Company encourages employees to develop of new lines of service. The Company also established a management and interactive sharing platform for business development personnel, which includes a database of business development talents to facilitate communication and interaction between members of the business development team.

Fourthly, the Company cared for its frontline employees and employees with special needs, built and maintained a harmonious corporate environment. The Company took concrete steps to support and cared for the frontline employees and persisted in tilting the distribution of remuneration in favour of employees at the frontline, which resulted in the steady increase of income of frontline employees. In addition, the Company timely provided necessary assistance and expressed its care and concern to the barren regions and regions suffering from natural disasters. In order to provide assistance to employees in difficulty, including retired and early retired employees, the Company has steadily progressed in the regulation of the annuity plan of the Group and has refined the social security systems for its employees. In this way, the Company has addressed incumbent employees’ concerns of their living standards after their retirement. We pragmatically maintained the harmonious and stable corporate environment by regulating business expenses incurred by management personnel and dutifully improved the channels for employees to express their opinions and grievances.

Lastly, the Company strengthened the production safety management and created a safe workplace for its employees. The Company diligently and thoroughly implemented the strategies of adhering to scientific outlook on development and implementing safe development, and thoroughly established the main bodies that are accountable for safe production. Through continuously strengthening the Company’s efforts in building an organisational structure, refining rules and regulations, providing training courses about production safety at the production team unit level, defining the duties of frontline employees, implementing the safe production supervision, inspection, and risk treatment initiatives, taking a strict view in dealing with accidents, strengthening the audit of the accountability mechanism, and increasing the number of emergency drills, the Company has made progress in establishing a long-term efficient mechanism for corporate safe production. At the same time when the Company strengthened its safe production management, it also increased its investment into production safety and diligently improved the working environment and conditions for its employees. In particular, the Company grouped its frontline production staff into production team units to carry out risk assessment and hazard identification of the operational environment on site. This has significantly improved the employees’ awareness in self-protection. The Company also pushed forward and lowered the centre-of-gravity of the safety control checkpoints towards the frontline and has effectively prevented the occurrence of incidents, which in turn ensured scientific and safe development.

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Human Resources Development Report

Information of Employees

As at the end of 2012, the Group had 305,676 employees. Numbers of employees working under each classification and their respective proportions were as follows:

	Number of employees	Percentage

Management, Finance and Administration	49,566	16.2%

Sales and Marketing	156,260	51.1%

Operations and Maintenance	97,658	32.0%

Research and Development	2,192	0.7%

Total	305,676	100%

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Human Resources Development Report

Corporate-Employee Relationship

Communication between Management and Employees

In order to provide a smooth channel for employees to express their opinions and for the management to understand the working and living conditions of employees and their views, the labour union of the Group formulated and issued “Notice on Further Enhancement of Investigation and Analysis and Reporting of Views and Working and Living Conditions of Employees” and established a monthly reporting mechanism on the state of the Group’s employees, a biannual analysis and reporting mechanism of employees’ views and a real time reporting mechanism of contingencies. Through surveys with the employees through various channels such as face-to-face meetings, Internet weibo, mailbox, hotlines, and seminars, the labour unions at the provincial branches took full advantage of the functions of the representatives, employee representatives and cadres of the frontline employee labour unions, organised and conducted numerous communication and feedback activities, and have timely discovered and grasped the employees’ thoughts and ideas. The Company conscientiously dealt with such ideas and thoughts, dealt with and resolved the relevant issues and addressed our employees’ rational requests and concerns. Managers and union leaders at various levels and labour unions visited branches at the cities and counties level and production units and sub-branches in rural areas, and visited employees to help them resolve difficulties that they face.

Roles and Duties of Labour Unions

Within the Company, labour unions of the Company persisted in the principle of “promoting both corporate development and the employee’s growth” and further promoted corporate development to better protect employees’ interests, with focus on “pragmatically developing the foundation and building two brands”, meaning the continuous promotion of the “Four Smalls” construction projects, and building a “Four Small” brand as a brand that solves the employees’ difficulties. The Company further promoted job innovation of employees, satisfied the high-level needs of our employees and improved the “employee happiness quotient” so as to promote our employees from being good to being excellent, which played an important role in areas such as corporate governance, transformation and full services operation and development. In order to facilitate the development of full services operation of the Company, the labour unions proactively became involved in the Company’s core operations and jointly organised on-the-job innovation activities, labour competitions and skill competitions with the relevant functional departments. The union also mobilised and organised the employees to diligently achieve the production and operation targets of the Company. The labour unions organised the assessment of on-the-job innovation of the employees and their expertise, and will soon commence with the promotion and replication of excellent innovative ideas, boosting the transformation of such ideas. The labour unions organised the “Be the First in e-Surfing Flying” series of skill competitions with over one million employees participating, which played an important role in boosting the Company’s full services development and improving the skills and quality of employees.

The Company pays close attention to comprehensive development of employees and the enhancement of their quality. According to the requirement of building a team of the “Four First-Class” employees, namely employees with first-class professionalism, first-class service skills, first-class work style and first-class job performance, the labour unions of the Company organised and conducted activities such as on-the-job training, skills competitions and building up learning teams to create a knowledge-sharing platform, so as to help employees improve their service skills that are suitable for the full services development needs of the Company. The labour unions proactively assisted relevant departments with the establishment of production teams and organised training courses to cultivate frontline innovative team leaders for excellent learning teams. In addition, the labour unions also organised a team to participate in the finals of the Telecommunication Business Salesperson competition and the finals of the Operators (Core Network Switch) competition in the 2012 Skills Competition of employees in state-owned enterprises. The team achieved a delightful result with 5 gold, 13 silver and 7 bronze awards, and was the team that won the most gold awards and the most awards overall.

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Human Resources Development Report

In relation to the on-the-job innovation activities, labour competitions and skill competitions in 2012, a new group of exemplary employees were identified. Two units were awarded the “National May 1st Labour Award”, ten units were awarded the “National Pioneer Workers”, eight employees were awarded the National May 1st Labour Medal”, five employees were named as “National Technical Master of China”, and 30 employees were named as “Technical Master of China’s State-owned Enterprises”. The Company also selected 40 employees and awarded them with the title of “Technical Master of China Telecom”, selected 10 employees and awarded them with the title of “Labour Master of China Telecom”, and selected 10 employees and awarded them with the title of “Experts of job Innovation of China Telecom”.

Through democratic management systems such as the Employees’ Representative Congress, the labour unions organised the employees to participate in the decision-making on major employee-benefit matters and the formulation of the relevant corporate rules and regulations of the Company. The labour unions of the Group organised and convened six joint conferences of provincial labour unions chairmen, considered and approved regulatory documents democratically, including the “Position and Remuneration System of Full Services Operation”, “Corporate Annuity Plan” and Interim Measures on the Regulation of Business Expenses Incurred by Management Personnel”, and democratically elected the employee representative supervisors of the Company and employee representative director of the China Telecommunications Corporation group.

Labour unions in all levels pragmatically promoted the “face-to-face, heart-to-heart, being practicable and down-to-earth and serving employees at the front line” initiative. The cadres of the labour unions visited base-level branches at the prefecture-level cities, county-level and sub-branches in rural areas to conduct field research to better understand the working conditions of the frontline employees and the works of labour unions, and proactively made recommendations and provided them to the administrative management. Labour unions at all levels organised various forms of activities to visit employees in difficulty, showed their concerns for these employees, and committed to successfully accomplishing ten objectives for the employees within a year. The labour unions also organised the “Guaranteed Visits to Five Categories of Enterprises and Five Categories of Employees” visiting activities, and did everything possible to help these employees.

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Human Resources Development Report

Coordination and Communication between the Company and the Labour Unions

The Company continued to strengthen our efforts in caring for our employees and promoting harmonious development, reinforcing coordination and communication with the labour unions. In order to achieve the strategic goal of full services operation, the Company coordinated and communicated with the labour unions in the organisation of activities such as skill competitions through the Labour Emulation Committee. The Company focused on organising three “Be the First in e-Surfing Flying” competitions in the three professional areas: government and enterprise customers marketing, public customers marketing and customer services. The Company, jointly together with the relevant departments, organised the 7th session of “Excellent Innovation Cup”, a competition on marketing skills to government and enterprises customers, a competition on Best Tones customers service skills and a competition on skills in providing application assistance on applications of 3G phones. 150,000 counts of on-the-job training were delivered as a result of such competitions with a 100% participation rate and a 90% qualification rate, and the skills of the employees were effectively enhanced.

The labour unions earnestly implemented the Company’s directive to “diligently transfer ordinary employees into employees with superior qualities and efficiency” by actively communicating with relevant departments of the Company. Through establishing a sustainable multi-level incentive system for employees with wide coverage with realisation of the employees’ senses of value, loyalty and pride as both the starting point and the ultimate goal, employees are able to identify their own development directions and their own personal goals. The Company will systematically develop and rationalise its various honors such as “National Outstanding Worker” and encourage its employees to progress from being good to being excellent.

The Company deepened the implementation of the terms of reference for the Employees’ Representative Congress of the provincial branches, and maximised the role of Employee Representatives. In 2012, the Company convened 33 employees’ representative congresses of provincial branches, 90 joint conferences of team leaders of provincial employees’ representative teams and 79 meetings of special committee (group) of provincial Employees’ Representative Congress. 90% of documents regarding the interests of the employees formulated by departments at different levels were democratically approved by the Employees’ Representative Congress. 50% of the provincial branches established or optimised a comprehensive “Five systems” management mechanism for employees’ representatives and organised 60 site visits for employees’ representatives of the provincial branches. The democratic management of frontline Employees’ Representative Congress was standardised and their management was continuously improved.

Caring for Employees

In 2012, based on the principle of deepening the implementation of the “Four-Smalls” initiative, the labour unions at all levels focused on resolving problems that concern the employees the most, that affect the employees the most and that are most practical to the employees by pragmatically promoting the various projects that show their concern and care for the employees. By reinforcing the achievements of the “Four-Smalls” initiative, the working and living conditions of frontline employees were further improved. The systematic management of the established infrastructure was strengthened, which further enhanced the utility of these infrastructure and projects, which improved and further promoted the improvement of the working and living conditions of employees.

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Human Resources Development Report

The enterprises and labour unions at all levels organised care delivery activities during critical times in the Company’s operations or where there are natural disasters, including the “Delivering Warmth and Care” initiative during New Year, the “Cool Summer” initiative during the hot summer, which lent comfort to the frontline employees. During the New Year and the Lunar New Year, senior management of the Group and the Company visited frontline units in 19 provinces, autonomous regions, municipalities, prefecture-level cities, counties and rural level branches and enterprises units to show their care for the employees. The enterprises and the labour unions at all levels recorded 302,000 counts of employee visit and 13,734 counts of production teams visit. Provincial branches spent RMB20.23 million (of which RMB11.78 million was contributed by the labour unions) and recorded 66,726 counts of employee visits. RMB28.96 million of assistance funds was dispersed by the provincial branches to employees in difficulty. The Company required all group companies at all levels to “maintain the focus on delivering care and concern to frontline employees located in remote areas”, showing care and concern on outstanding frontline employees who have worked in areas with severe conditions for a long time. The Company organised the 2nd phase of recuperation programme for 26 outstanding employees who have worked in remote areas in six provinces with a difficult working environment, namely Tibet, Xinjiang, Qinghai, Gansu, Yunnan and Sichuan.

The Company also launched psychological counselling programmes for its employees. To effectively relieve the psychological pressures of employees and encourage employees to take a positive attitude towards their lives, provincial-level labour unions actively started counselling, psychological consultation and assistance programmes for the employees. The Company organised activities surrounding the theme of “Female Employees pursuing strength in happiness” with creating happiness as the core. The Group held training courses for female employees, and organised female employee committees at all levels to enhance the quality and capabilities of female employees around the theme “creating happiness”. These measures have maintained the harmonious working environment within the Company and have continuously promoted the “Female Employees pursuing strength in happiness” theme.

The enterprises and labour unions at all levels organised various cultural and sports activities titled “Let’s go, I am healthy, I am happy”. The Company organised the first swimming and table tennis competitions of China Telecom and organised the China Telecom Photography Society. The Company also organised a team to participate in the badminton competitions of telecommunications industry and achieved favourable results.

Strengthening Human Capital

Focusing on our strategic development priorities, the Company continued to strengthen the development of talent teams, and actively promoted the capabilities improvement of our operation managers, professionals and technical personnel.

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Human Resources Development Report

Developing Leadership Skills

The Company focused on the training of leaders at all levels. The Company emphasised “entrepreneurship” as the basic standard in selecting, engaging, evaluating and cultivating young leaders, and has further clarified what a China Telecom leader should have in terms of their values, their abilities and their qualities, which updated and enriched the connotations of our leadership team. The Company organised a consolidated performance assessment for the senior management of provincial branches with an office term from 2010 to 2012, and also organised annual performance evaluations and end of probation performance evaluations for deputies of the provincial branches. In 2012, the Company provided various training courses for senior management of group companies at all levels, and has directly organised four research and study sessions for 388 general managers of prefecture-level cities branches. The Company also organised two training sessions for 62 county-level branch chiefs with outstanding performance from various provincial branches. In addition, 12 chiefs of departments and directly-owned enterprises of the group companies participated in centralised trainings held by other institutions such as the Chinese Academy of Governance.

Cultivating Professional Talents

The Company strengthened the selection, engagement and cultivation of professional talents. The Company continued to implement China Telecom’s talent development plan and continued to expand the coverage of professional of talents so as to establish a 4-tier team for professional talents. In 2012, China Telecom completed the selection of 257 Rank B talents with knowledge in wireless and mobile, core network, optical transmission and access as well as platform and terminal professionals through technical skill assessment, interview, question and answer sessions and public selection. On the basis of the selected talents, 13 Rank A talents were selected through recommendation, interview and assessment. As at the end of 2012, China Telecom has formed a team of professional experts comprising 17 Rank A talents, 657 Rank B talents, 1,617 Rank C talents and 3,070 Rank D talents with expertise in seven major business aspects. The Company continued with the engagement, cultivation and development of professional experts. According to major corporate goals for the year, the Company formulated annual working and training plans for Rank A and B talents. In 2012, a total of five training courses for three specialties were organised, namely IP, IT and marketing, which nurtured 312 Rank B talents. The Company will adopt measures to further expand the professional developments of professional experts, and make the best use of professionals in the Company’s operations.

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Human Resources Development Report

Enhancing Employees’ Skills

The Company actively commenced frontline employees’ skills training and skills certification. In order to support the scale development of and focus on data traffic operation, in 2012, the Group held 199 training sessions covering various areas, including marketing, product, sales service, corporate informatisation, maintenance and service support, network development construction and integrated management, with 12,261 attendees in total. The Company also organised and conducted skills certification for six types of positions, namely maintenance, government and enterprises customer service, customer service representative of “Best Tone”, VIP customer service, “10000” call service representative and optical access network construction. A total of 30,800 employees in 21 batches participated in the certification examinations. Four provincial FTTH network construction training sessions for instructors and 29 optical access network installation and maintenance training sessions for instructors were organised and conducted, which nurtured 1,550 in-house instructors. 14 smartphone training sessions were held, which trained 1,249 in-house instructors. The Company also conducted professional open channel manager examinations, and 14,000 open channel managers, channel managers and supporting staff in provincial branches participated in the examinations, with a passing rate of 63.4%.

The Company cultivated and retained talents for its future long-term growth by organising the recruitment of college and graduate school graduates with good qualifications. In 2012, the Company entered into employment contracts with 4,679 graduates, representing 88.4% of its intended target, approximately 18 percentage points above 2011. The proportion of graduates majoring in positions such as products, operation support and information operations further increased. The Company also proactively cultivated excellent graduates in order to retain talents for the future development of the Company.

Remuneration and Performance Management

The remuneration of the Company’s employees comprises base salary and performance based salary, and takes into account both short and medium-to-long term incentives. The Company further strengthened the management of remuneration costs to the Company: firstly, the Company endeavoured to create a favourable external environment that meets the pay-out requirements of remuneration to support enterprise development; secondly, it established a differentiated remuneration budget model to classify and manage provincial branches, specialised companies and cost centres according to their special features; thirdly, it proactively adjusted and optimised the cost allocation model of remuneration, which adjusted the allocation of remuneration based on each unit’s real-time income and its market share goal; and fourthly, it proactively explored the separation of management and operation functions at the Group headquarters and implemented the separation of management and control functions in the departments responsible for management and operation centres of the business department. The Company formulated and implemented the “Position and Remuneration System of Full Services Operation” and related ancillary documents relating to remuneration, which instructed each business unit to gradually implement the system based on trial-run results. The Company also persisted in determining employees’ remuneration based on their value and contribution and tilting towards of core frontline employees, and implemented a medium-to-long term incentive programme for middle and senior management and core staff members of the Company.

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Human Resources Development Report

At present, China Telecom has established a relatively comprehensive employees’ performance evaluation system. The headquarters, the provincial and prefecture-level city branches have set up employees’ performance evaluation teams led by the respective general manager of the relevant branch. The teams have formulated evaluation methods for deputies, functional departments, subordinated units and general employees. On the basis of this well-established system, in 2012 the Company focused on its implementation to ensure that each assessment system was properly in place and implemented. Firstly, the Company perfected the leadership and working structures responsible for all-employee assessment and evaluation and the persons-in-charge of business units shall also be in charge of the evaluation body for that business unit. Secondly, it established a comprehensive employee incentive mechanism and related supervision system to secure the fairness and reliability of the performance evaluation. Thirdly, it has further optimised and improved the performance evaluation system to appraise the performance of business units, deputies, middle management and employees by level. Fourthly, the Company reinforced its supervision and examination of performance evaluation system by providing guidance throughout the entire performance evaluation process. Fifthly, it clarified the operational standards of performance evaluation and the implementation requirements to enhance their rationality and standardisation.

Guaranteeing Employee Welfare

The Company strictly abides by the laws and regulations such as the “Labour Law of the People’s Republic of China” and the “Labour Contract Law of the People’s Republic of China” to regulate its employment practices. The Company offers equality of remuneration and work, implements special regulations to protect female employees’ rights and interests, and there were no gender discrimination policies or regulation, and there had been no circumstance whereby child labour or forced labour was employed. Based on the theme of “Dreaming for happiness”, “Creating happiness”, “Experiencing happiness” and “Spreading happiness”, the labour unions of the Company organised a campaign with a theme of “pursuing happiness” for guiding and assisting all female employees of China Telecom to build up a positive view on happiness and pursuit their own happiness, contributing to harmonious corporate development and happy families. The Company has strengthened the training on knowledge and capability for the Employee Assistance Programme (EAP) and organised psychological health lectures and psychological counselling to increase employees’ capacities for self-adjustment and ease their pressure.

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Corporate Social Responsibility Report

By adhering to the core philosophy of “comprehensive innovation, pursuing truth and pragmatism, respecting people and creating value all together”, China Telecom perseveres in scientific development. While conscientiously fulfilling its responsibility to shareholders and rewarding them, the Company has associated its development with sustainable economic, social and environmental development and integrated its corporate social responsibilities into the provision of products and services. The Company has been committed to serving its customers, caring for its employees, protecting the environment and offering returns to the society, aiming to promote a harmonious society. In 2012, China Telecom was accredited with “China’s Outstanding Enterprise in Corporate Social Responsibility” by the Chinese Academy of Social Sciences.

I. Operating with integrity and in compliance with the laws

The Company operates with integrity and in compliance with relevant laws and regulations, industry regulations, business ethics and social ethics and persists in operation complying with the law . We have established an all-rounded and seamless compliance system featuring legal education, industrial regulation compliance, strengthening internal control, audit supervision, anti-corruption and comprehensive risk management. We have created a lasting, effective and standard communication mechanism in order to enhance information disclosure and increase company transparency. We have taken the initiative in receiving government regulation and social supervision. In 2012, we continued to strengthen system construction, supervision and inspection, and made timely rectification when problems were discovered.

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Corporate Social Responsibility Report

II. Fulfilling our essential responsibilities as a telecom operator

China Telecom regards the construction of a complete and comprehensive basic networks, developing universal telecommunications services, guaranteeing emergency communications, maintaining information health, promoting indigenous innovation and facilitating industrial development as our inherent responsibilities.

Promoting the “Broadband China • Fibre Cities” project

As a key player for constructing China’s broadband network, after launching its “Broadband China • Fibre Cities” project in 2011, China Telecom further accelerated the construction of broadband infrastructure by promoting the FTTH construction in urban areas and applying customised techniques in broadband network construction in rural areas to speed up the installation of broadband lines in administrative villages.

To accelerate the broadband penetration, China Telecom established 25 FTTH training bases across China. As at the end of 2012, the Company has provided trainings to constructors and maintenance personnel with over 50,000 attendees in total. The Company launched a campaign of “Lightening Fibre Residential Areas” to promote the installation of optical fibres, and 112,000 residential areas participated in such campaign. The Company also implemented the broadband penetration and upgraded the network bandwidth in schools and non-profit organisations in poverty areas of Hubei, Guangxi and Gansu. All of planned projects for 2012 were implemented and completed. By using the “Broadband Self-service System”, which was established and promoted across China, customers can measure the broadband access speed and website response time by themselves, so as to allow customers clearly know their spending on these. The Company took an active part in formulating technique standards for the installation of FTTH for local telecommunications network, and assisted local governments in accelerating the formulation of relevant policies and regulations to promote the development of information technology.

As at the end of 2012, the coverage of China Telecom FTTH reached 55 million households. The number of FTTH subscribers reached 15 million. The number of wireline broadband users was over 90 million. Over 290,000 administrative villages in 21 provinces in Southern China installed broadband lines. 73% of China Telecom wireline broadband users subscribed for bandwidth products with 4Mbps or above.

Progressing the “Village-to-Village” projects

China Telecom continued the implementation of the “Village-to-Village” projects to speed up the construction of service outlets in rural areas and raise the standard of informatisation for township governments, agricultural enterprises and individual farmers and bridge the digital divide between cities and the countryside. In 2012, the installation of broadband lines in over 10,000 administrative villages and 2,100 natural villages was completed.

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Corporate Social Responsibility Report

Securing emergency communications

China Telecom is dedicated to securing smooth national communications. A unified emergency system was established at three levels: the headquarters, provincial branches and prefecture-level cities branches. The Company continued to optimise the flood control, disaster relief as well as disaster inspection and warning. The Company improved the contingency plan of flood control and disaster relief through carrying out communication drills to ensure prompt response and communication security under emergency circumstances. In 2012, there were a number of disasters, such as heavy rainfall, typhoons and floods, frequently happening in various regions, especially Beijing and its surrounding provinces, three provinces in Northeast China, Guangdong, Fujian, Hunan, Sichuan and Yunnan. Provincial, prefecture-level cities and county-level branches quickly responded and took initiatives to restore communication services in the affected areas to guarantee smooth communications, completing all tasks in respect of disaster relief and communication guarantee with remarkable results. In 2012, the Company accomplished a total of over 3,100 emergency tasks involving more than 35,000 attendees and over 12,000 units of equipment.

III. Fulfilling our responsibilities towards our customers

Adhering to the operation philosophy of “pursuing the mutual growth of corporate value and customer value” and the service philosophy of “Customer First, Service Foremost” with customer perception as a starting point, China Telecom continuously perfected the methods of service and enhanced its service quality to provide all our customers, whether individuals, households, corporations, government or social undertakings, with a high-quality and convenient information service and enable the customers to fully enjoy a new informatisation lifestyle.

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Corporate Social Responsibility Report

Implementing the campaign to “serve the public and achieve excellence in performance” and “protect customer rights”

In 2012, China Telecom further promoted the campaign to “serve the public and achieve excellence in performance” which had made remarkable achievement in 2011. The Company improved our services at outlets and online service centers and our installation and maintenance capability to further fulfil our commitment of 5 “No. 1” to provide “single billing – clear consumption records; one-click access – convenient communication; one-stop service – first point of contact being the responsible person; single-point queries – self-determined subscription/termination; single reminder – friendliness and care”. In response to feedbacks from the customers, the Company solved frequent issues regarding value-added services, card validity and the international roaming service, resulting in a higher rate of customer satisfaction.

China Telecom carried out self-examination, random inspection and rectification according to the requirements of the “campaign to correct violation of consumer rights in the telecommunications industry” proposed by six ministries in the PRC, including the Ministry of Industry and Information Technology. To regulate tariff rates and enhance the security inspection of customer information, the Company formulated a tariff rate manual, adopted a strict tariff rate reporting and approval system and terminated the provision of 5,166 service packages. The Company also formulated the Administrative Measures on Customer Information Security, pursuant to which employees at each level shall sign a letter of responsibility. The Company rectified the problem of spam messages, commenced “three enforcements”, including forced suspension, forced subscription and compulsory bundled services, and regulated and standardised “three forms” which were forms of service pre-acceptance, service registration and customer bills. There has been remarkable achievements in special campaigns, and the monthly average number of complaints decreased by 823, which won the Company praises from the six ministries in the PRC.

In the 2012 customer satisfaction assessment organised by the Ministry of Industry and Information Technology, 3G and wireline internet services provided by China Telecom ranked first in the industry.

Facilitating the establishment of “Smart Cities”

China aims to build informatised “Smart Cities” in the process of urbanisation. Informatisation is the essence of building “Smart Cities”. China Telecom provided comprehensive supports to governments at all levels for the establishment of “Smart Cities”. On the one hand, a comprehensive and reliable information infrastructure and an information security system were constructed, laying a comprehensive foundation for various informatisation applications in cities. On the other hand, the Company actively developed and promoted the informatisation applications in the industry to promote intelligent lifestyle in fields of community, economy and daily life so that citizens can benefit from the informatisation.

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Corporate Social Responsibility Report

In 2012, China Telecom participated in “Smart Cities” programmes in more than 160 cities in 28 provinces, autonomous regions or municipalities. The Company promoted the informatisation applications in various areas in daily life through our information channel, integrated platform, content application and portal site.

At the level of information channel, China Telecom further improved the network infrastructure to develop the competitiveness of its network. The cognitive devices for the Internet of Things provided by China Telecom are very effective in data collection. The telecommunications network, which integrated wireline, wireless and satellite network, provided fast, intelligent and liable information transmission.

At the level of integrated platform, the Company established a service platform for general use and data communication of various intelligent communication applications. The open platform integrated internal and external resources and supported rapid development, implementation and replication of various applications.

At the level of content application, the Company focused on the development of intelligent applications in government services, livelihood and commercial activities and has developed and launched 36 intelligent applications for 15 industries, including government services, social management, healthcare, culture and education, transportation and logistics, business and finance. The platform enabled the intelligent application of information technology to meet the increasing demands for the application of information technology in various fields.

At the level of portal site, an integrated service platform was established at the city level as a gateway for applications and services. The integrated portal site of “Smart Cities” was provided for the use of “Smart Cities” applications by governments, enterprises and the public.

A-94

Corporate Social Responsibility Report

Addressing the problem of spam messages

Malicious information on the Internet jeopardised the legal rights of customers and hampered the harmony of the society. Under the leadership of the relevant authorities in the industry and the guidance of the relevant social organisations, China Telecom has strengthened its control on spam messages since March 2012. The headquarters, provincial and prefecture-city level branches of the Company local their management systems and standardised and strengthened the censorship of spam messages by the use of advanced technology. The Company also further improved its regulations and working procedures and organised regular examination and purging of malicious information on the Internet. The results of our efforts on the elimination of spam message were remarkable. The number of complaints on spam messages in December 2012 dropped by 42% when compared with that in March 2012.

IV. Fulfilling our responsibility towards our employees

We consider our employees to be our most valuable resource. China Telecom adheres to the principle of respecting people and cherishing every employee. We value the various types of professional and technical staff and seek to align the development of the Company with its staff. In accordance with relevant state laws and regulations, we safeguard the interests of our employees and focus on the establishment of harmonious labour relations. We support labour unions in carrying out their functions and encourage our employees to participate in management and protect their right to be masters of their own affairs.

In 2012, we continued to carry out production safety publicity, education and training to implement our production safety accountability system and safety management system so as to create a favourable safety environment. In response to industrial reform and enterprise transformation, we conducted various staff trainings to update their knowledge and improve their skills. The Company persisted in determining employees’ remuneration based on their value and contribution and tilted in favour of frontline employees, which resulted in the steady increase of their income. The Company will provide necessary and prompt care to employees from areas affected by disasters and poverty. The Company expanded the coverage and enhanced the quality of the “Four Smalls”, namely small canteens, small bathrooms, small washrooms and small activity rooms at the workplace. It also strengthened the establishment of corporate culture to improve the working and living conditions of the frontline staff.

V. Fulfilling our responsibility towards the environment

China Telecom has established the concept of “Low-Carbon Telecommunications and Environmentally Friendly Development” and is committed to being an “Environmentally Friendly Information Service Provider” by further promoting energy saving and emission reduction in the areas of procurement, construction and operations. In 2012, we focused on adopting green systems and technologies selectively for energy saving and further improved the energy efficiency of our supporting systems. We completed the construction of over 1,800 intelligent ventilation units, more than 2,400 sets of e-green power switches, approximately 900 accurate air supply devices and approximately 600 intelligent heat transfer devices. The growth of energy consumption was controlled effectively.

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Corporate Social Responsibility Report

In addition to the promotion of environmentally friendly operation, the Company further developed and promoted the environmentally friendly information products to help our customers’ energy saving and emission reduction as well as environmentally friendly development.

Moreover, to avoid redundant construction and improve the efficiency of telecommunications infrastructures, the Company cooperated with its parent company and various telecommunications operators to jointly construct and share internet infrastructures. It also helped to protect the natural environment and landscape, and reduced the use of land, energy and raw materials.

Prevention of electromagnetic radiation pollution

In order to prevent electromagnetic radiation pollution and protect environment and public health, China Telecom implemented strict management on the source of electromagnetic radiation pollution and conducted environment assessments on equipment to be used in the base stations. Indicators of equipment shall meet the requirements of Regulations for Electromagnetic Radiation Protection (GB8702-88) and Hygienic Standard for Environmental Electromagnetic Waves (GB9175-88). The Company conducted theoretical calculation of electromagnetic radiation indicator during the feasibility study and design of projects. After the completion of base station construction, the Company monitored the electromagnetic radiation level in the surrounding areas to ensure the compliance with the relevant national standards. The Company also conducted in-depth study on the proposal of base station construction in and around residential districts. By establishing single access points, distribution system in districts and microcellular systems, the Company improved the distribution of base stations in residential districts with its electromagnetic radiation indices below national standards.

VI. Contributing to Community Well-being

China Telecom was consciously involved in social welfare undertakings. Through various forms of public service activities, we supported the development of science and technology, education, culture, sports and health undertakings, cared for vulnerable groups in society and helped those in distress and poverty. We advocated and encouraged our employees to foster the volunteering spirit and participate in various forms of voluntary service activities. In 2012, we continued to assist the parent company in promoting poverty alleviation and assistance in Tibet. We participated in a variety of assistance programmes in Bianba County, Tibet, such as infrastructure construction, informatisation construction, promotion, education and trainings. In Yanyuan County and Muli County, Liangshan Yi Autonomous Prefecture, Sichuan, we participated in 21 poverty alleviation projects in relation to the construction of information technology, agriculture, education, health and science and technology demonstration.

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Corporate Social Responsibility Report

In 2012, China Telecom demonstrated its commitment to corporate social responsibility, and held a free coffee campaign “Enjoy Coffee & Share Love” on Thanksgiving Day. Under this campaign, 2,000 cups of coffee were offered for free in Hong Kong, and China Telecom promised that for every cup of coffee redeemed through the campaign would be matched by the donation of a pack of rice weighing 2 kilograms to a charitable “Food Bank”, Feeding Hong Kong. This has delivered China Telecom’s message of care to the people in need in the society. At the same time, the Company wishes to thank the shareholders for their support, on which the Company has again won numerous accolades. The 2,000 packs of rice donated by China Telecom will be distributed in stages to a network of charity partners to support those in need, including shelters for the homeless, children’s homes, senior day centres and migrant worker support centres.

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In 2013, China Telecom will continue to shoulder its own responsibilities and responsibilities towards its shareholders, customers, employees, environment and public welfare in a coordinated manner. We will continue to foster our strengths as a large-scale telecommunications enterprise and integrated information services provider to achieve continuous and stable development so as to make due contributions to various customers’ lives and undertakings, industrialisation, informatisation, urbanisation and agricultural modernisation, and the construction of a resource-efficient and environment-friendly society.

A-98

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2012 will be held at 11:00 a.m. on 29 May 2013 at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2012 be considered and approved, and the Board of Directors (the “Board”) be authorised to prepare the budget of the Company for the year 2013.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2012 be considered and approved.

3.	THAT the appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditors and domestic auditors of the Company respectively for the year ending on 31 December 2013 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

4.	THAT the election of Mr. Xie Liang as a director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution until the annual general meeting of the Company for the year 2013 to be held in the year 2014; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director ’s service contract with Mr. Xie Liang; and THAT the Board be and is hereby authorized to determine his remuneration.

and to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

5.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the granting of a general mandate to the Board of the Company to issue debentures:

5.1	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial paper, short-term commercial paper, medium term note, corporate debts, convertible bonds, private placement note, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2013 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved.

5.2	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements, any option to adjust the nominal interest rates and the use of proceeds, secure approvals, engage professional advisors, disseminate relevant application documents to the regulatory authorities, obtain approvals from the regulatory authorities, execute all requisite legal documentation relating to the issue as requested by the regulatory authorities and make relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

6.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

6.1	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to existing shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds issued will be for the purposes such as replenishing the general working capital of the Company.

(e)	Effective period: From the date on which this resolution is passed to the date on which the annual general meeting of the Company for the year 2013 is held.

6.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting and all matters relating to the issue);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

7.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic Shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution numbered 7:

“Relevant Period” means the period from the passing of this special resolution numbered 7 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion to their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

8.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution numbered 7, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC

11 April 2013

Notes:

(1)	Details of resolutions above are set out in the 2012 annual report and circular dated 11 April 2013 of the Company.

(2)	The brief information of the proposed director concerning the above resolution numbered 4 is set as follows: Mr. Xie Liang, age 49, is a senior accountant and received an executive master degree of business administration (EMBA) from Jinan University. Mr. Xie is the Vice President of Guangdong Rising Assets Management Co., Ltd (one of the domestic shareholders of the Company). Mr. Xie served as the Deputy Director of the Corporate Finance Division and the Corporate Audit Division of the Guangzhou Military District Back-end Operation Management Department and the Vice Minister, the Minister and the assistant to the President of Guangdong Rising Assets Management Co., Ltd. Mr. Xie has over 20 years experience in corporate management and extensive experience in corporate finance management.

After the election of Mr. Xie Liang as a director of the Company having been approved at the shareholders’ meeting, the Company will enter into a service contract with Mr. Xie Liang. The Board will determine the remuneration of Mr. Xie Liang with reference to his duty, responsibility, experience as well as the current market situations.

Save as disclosed in this notice of AGM, Mr. Xie Liang did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Xie Liang does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr. Xie Liang that shall be disclosed pursuant to Rule 13.51(2)(h)to(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

(3)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the annual general meeting, from 29 April 2013 to 29 May 2013 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 26 April 2013. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 29 May 2013 are entitled to attend the Annual General Meeting.

(4)	The Board of Directors of the Company has recommended a final dividend of HKD0.085 per share (before taxes) for the year ended 31 December 2012 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Tuesday, 11 June 2013. The Register of Members will be closed from Thursday, 6 June 2013 to Tuesday, 11 June 2013 (both days inclusive). In order to be entitled to the final dividend, Holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Wednesday, 5 June 2013.

(5)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the 2012 annual report and the circular dated 11 April 2013.

(6)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 6642 8166). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

(7)	Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 8 May 2013.

(8)	Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(9)	All resolutions proposed at the annual general meeting will be voted by poll.

(10)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(11)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As of the date of this announcement, the Board of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

Exhibit 1.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an annual general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

PROPOSED CHANGE OF AUDITORS

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice dated 11 April 2013 convening the Annual General Meeting of China Telecom Corporation Limited to be held at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 29 May 2013 at 11:00 a.m. is set out on pages 4 to 10 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

11 April 2013

CONTENTS

Pages

Definitions	C-3

Letter from the Board	C-4

Notice of Annual General Meeting	C-4

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be convened on 29 May 2013, the notice of which is set out in this circular, or any adjournment thereof

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Audit Committee”	the audit committee of the Company

“Board”	the board of Directors of the Company

“Company”	China Telecom Corporation Limited , a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Wang Xiaochu	31 Jinrong Street
Yang Jie Wu	Xicheng District
Andi Zhang	Beijing 100033, PRC
Jiping Yang
Xiaowei Sun
Kangmin Ke	Place of business in Hong Kong:
Ruiwen	38th Floor
Dah Sing Financial Centre
108 Gloucester Road
Wanchai, Hong Kong
Independent Non-executive Directors: Wu Jichuan Qin Xiao Tse Hau Yin, Aloysius Cha May Lung, Laura Xu Erming

11 April 2013

To the Shareholders

Dear Sir or Madam,

PROPOSED CHANGE OF AUDITORS

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

At the AGM, amongst other things, ordinary resolution will be proposed for the change of auditors.

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the AGM and to set out the notice of AGM.

LETTER FROM THE BOARD

2.	PROPOSED CHANGE OF AUDITORS

The Company is a subsidiary of China Telecommunications Corporation, which is a state-owned enterprise under the supervision of the State-owned Assets Supervision and Administration Commission of the State Council. Pursuant to the relevant regulations issued by the Ministry of Finance of the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council, there are restrictions in respect of the years of audit services that an accounting firm can continuously provide to a state-owned enterprise and its subsidiaries. KPMG and KPMG Huazhen (SGP) will retire as the international auditors and domestic auditors of the Company effective upon the close of the forthcoming 2012 annual general meeting of the Company and will not be re-appointed. The Board, as proposed by the Audit Committee, has resolved to appoint Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s international auditors and domestic auditors respectively for the year ending 31 December 2013, and proposes that the AGM approves the above mentioned appointment and authorises the Board to fix the remuneration of the auditors.

KPMG and KPMG Huazhen (SGP) have confirmed in writing that there are no matters in relation to their retirement which should be brought to the attention of the shareholders of the Company. The Board is not aware of any matters in relation to the proposed change of auditors that need to be brought to the attention of the shareholders of the Company. The Board and the Audit Committee have also confirmed that there are no disagreement or outstanding matters between the Company and KPMG and KPMG Huazhen (SGP).

RECOMMENDATION

The Board considers that the relevant change of auditors is in the interests of the Company and its Shareholders as a whole, and recommends the Shareholders to vote in favour of the relevant resolution to be proposed at the AGM.

3.	AGM

A notice convening the AGM is set out on pages 4 to 10 of this circular. The relevant forms of proxy and attendance slip are enclosed. Shareholders who intend to attend the AGM are required to return the attendance slip to the Company on or before 8 May 2013.

Whether or not Shareholders are able to attend the AGM, they are requested to complete and return the enclosed form of proxy to (for holders of domestic shares of the Company) the Company’s office of the General Affairs Office, 31 Jinrong Street, Xicheng District, Beijing 100033, PRC or (for holders of H shares) Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the AGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the AGM should they so wish.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

NOTICE OF AGM

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year 2012 will be held at 11:00 a.m. on 29 May 2013 at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2012 be considered and approved, and the Board of Directors (the “Board”) be authorised to prepare the budget of the Company for the year 2013.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2012 be considered and approved.

3.	THAT the appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditors and domestic auditors of the Company respectively for the year ending on 31 December 2013 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.

4.	THAT the election of Mr. Xie Liang as a director of the Company be and is hereby considered and approved, and shall take effect from the date of this resolution until the annual general meeting of the Company for the year 2013 to be held in the year 2014; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director ’s service contract with Mr. Xie Liang; and THAT the Board be and is hereby authorized to determine his remuneration.

and to consider and approve other businesses (if any).

NOTICE OF AGM

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

5.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the granting of a general mandate to the Board of the Company to issue debentures:

5.1	THAT the granting of a general mandate to the Board to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial paper, short-term commercial paper, medium term note, corporate debts, convertible bonds, private placement note, asset securitisation products and asset-backed notes (the “Debentures”), from the date of this meeting until the date on which the annual general meeting of the Company for the year 2013 is held, with a maximum aggregate outstanding repayment amount of up to RMB90 billion be and is hereby approved.

5.2	THAT the Board or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into account the specific needs of the Company and market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms and conditions of, and other matters relating to, the issue of debentures, including but not limited to, the determination of the type, amount, interest rate, term, rating, security, any repurchase or redemption provisions, any placing arrangements, any option to adjust the nominal interest rates and the use of proceeds, secure approvals, engage professional advisors, disseminate relevant application documents to the regulatory authorities, obtain approvals from the regulatory authorities, execute all requisite legal documentation relating to the issue as requested by the regulatory authorities and make relevant disclosure;

(b)	do all such acts which are necessary and incidental to the issue of debentures (including, but not limited to, the securing of approvals, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities); and

(c)	take all such steps which are necessary for the purposes of executing the issue of debentures (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws) and to the extent that any of the aforementioned acts and steps that have already been undertaken by the Board or the duly authorised Directors in connection with the issue of debentures, be and are hereby approved, confirmed and ratified.

NOTICE OF AGM

6.	To consider and approve, by way of special resolutions, each of the following resolutions in relation to the proposed issue of company bonds:

6.1	THAT with respect to the Company’s issue of the aforementioned debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion, within which the issue of company bonds in the PRC in one or more tranches not exceeding RMB30 billion be and is hereby approved with:

(a)	Size of issue: Up to RMB30 billion.

(b)	Placing to existing shareholders: The company bonds will not be issued to existing shareholders on a preferred basis by way of placing.

(c)	Term: The company bonds will have a term not exceeding 10 years and may have one fixed term, or a mix of different terms, which will be determined in accordance with the market conditions and the Company’s capital requirements.

(d)	Use of proceeds: The company bonds issued will be for the purposes such as replenishing the general working capital of the Company.

(e)	Effective period: From the date on which this resolution is passed to the date on which the annual general meeting of the Company for the year 2013 is held.

6.2	THAT the Board or any two or more Directors of the Company duly authorised by the Board be and are hereby generally and unconditionally authorised to:

(a)	determine the type, specific terms and conditions of, and other matters relating to, the issue (including but not limited to, the determination of the type, amount, interest rate, term, rating, security, whether there will be repurchase or redemption provisions, whether there will be an option to adjust the nominal interest rate, specific arrangements relating to the use of proceeds within the scope approved by the shareholders in this meeting and all matters relating to the issue);

(b)	do all such acts which are necessary and incidental to the issue (including, but not limited to, the securing of approvals, engaging professional advisors, the determination of underwriting arrangements, preparation and dissemination of relevant application documents to the regulatory authorities, and the securing of approvals from the regulatory authorities);

NOTICE OF AGM

(c)	take all such steps which are necessary for the purposes of executing the issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the above acts and steps that have already been undertaken by the Board or the Directors in connection with the issue, be and are hereby approved, confirmed and ratified;

(d)	if there are changes in the regulatory policies or market conditions, adjust the specific proposal relating to the issue and related matters in accordance with the opinion of the regulatory authorities; and

(e)	after completion of the issue, determine and approve matters relating to the listing of the relevant debentures.

7.	THAT:

(a)	subject to paragraph (c) below, the exercise by the Board during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the Board during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic Shares or overseas-listed foreign-invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution numbered 7:

“Relevant Period” means the period from the passing of this special resolution numbered 7 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

NOTICE OF AGM

(iii)	the date of revocation or variation of the authority given to the Board under these special resolutions by a special resolution of the Company’s shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Board to holders of Shares on the register of members on a fixed record date in proportion to their holdings of such Shares (subject to such exclusion or other arrangements as the Board may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.

8.	THAT the Board be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution numbered 7, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase in the registered capital of the Company.

By Order of the Board
China Telecom Corporation Limited Yung Shun Loy, Jacky
Company Secretary

Beijing, PRC

11 April 2013

NOTICE OF AGM

Notes:

(1)	Details of resolutions above are set out in the 2012 annual report and circular dated 11 April 2013 of the Company.

(2)	The brief information of the proposed director concerning the above resolution numbered 4 is set as follows:

Mr. Xie Liang, age 49, is a senior accountant and received an executive master degree of business administration (EMBA) from Jinan University. Mr. Xie is the Vice President of Guangdong Rising Assets Management Co., Ltd (one of the domestic shareholders of the Company). Mr. Xie served as the Deputy Director of the Corporate Finance Division and the Corporate Audit Division of the Guangzhou Military District Back-end Operation Management Department and the Vice Minister, the Minister and the assistant to the President of Guangdong Rising Assets Management Co., Ltd. Mr. Xie has over 20 years experience in corporate management and extensive experience in corporate finance management.

After the election of Mr. Xie Liang as a director of the Company having been approved at the shareholders’ meeting, the Company will enter into a service contract with Mr. Xie Liang. The Board will determine the remuneration of Mr. Xie Liang with reference to his duty, responsibility, experience as well as the current market situations.

Save as disclosed in this notice of AGM, Mr. Xie Liang did not hold any directorship in any other listed companies nor take up any post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Xie Liang does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the proposed appointment of Mr. Xie Liang that shall be disclosed pursuant to Rule 13.51(2)(h)to(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company.

(3)	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the annual general meeting, from 29 April 2013 to 29 May 2013 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 26 April 2013. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on 29 May 2013 are entitled to attend the Annual General Meeting.

(4)	The Board of Directors of the Company has recommended a final dividend of HKD0.085 per share (before taxes) for the year ended 31 December 2012 and, if such proposed dividend distribution set out in resolution numbered 2 is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the Register of Members of the Company on Tuesday, 11 June 2013. The Register of Members will be closed from Thursday, 6 June 2013 to Tuesday, 11 June 2013 (both days inclusive). In order to be entitled to the final dividend, Holders of H Shares who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited, at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Wednesday, 5 June 2013.

(5)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the 2012 annual report and the circular dated 11 April 2013.

(6)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 6642 8166). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

NOTICE OF AGM

(7)	Shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to the Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 8 May 2013.

(8)	Shareholders attending the annual general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the annual general meeting.

(9)	All resolutions proposed at the annual general meeting will be voted by poll.

(10)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(11)	The English translation of this Notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As of the date of this announcement, the Board of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Form of proxy for the Annual General Meeting to be held on 29 May 2013

I/We (Note 1)

of                                                                                                                                                                                                          being the registered holder(s) of                                                                               H/domestic shares (Note 2) of RMB1.00 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING (Note 3) or                                                                                                                                                                                                                          of                                                                                                                                                                                                                 as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) (the “AGM”) of the said Company to be held at 11:00 am on 29 May 2013 at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below. (Note 4)

ORDINARY RESOLUTIONS			FOR (Note 4)	AGAINST (Note 4)
1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditor for the year ended 31 December 2012 be considered and approved, and the Board of Directors of the Company (the “Board”) be authorised to prepare the budget of the Company for the year 2013.
2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2012 be considered and approved.
3.	THAT the appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the international auditors and domestic auditors of the Company respectively for the year ending on 31 December 2013 be considered and approved, and the Board be authorised to fix the remuneration of the auditors.
4.	Ordinary resolution numbered 4 of the Notice of AGM dated 11 April 2013 (to approve the election of Mr. Xie Liang as a Director of the Company)
SPECIAL RESOLUTIONS			FOR (Note 4)	AGAINST (Note 4)
5.	5.1	Special resolution numbered 5.1 of the Notice of AGM dated 11 April 2013 (to consider and approve the issue of debentures by the Company)
	5.2	Special resolution numbered 5.2 of the Notice of AGM dated 11 April 2013 (to authorise the Board to issue debentures and determine the specific terms and conditions)
6.	6.1	Special resolution numbered 6.1 of the Notice of AGM dated 11 April 2013 (to consider and approve the issue of company bonds in the People’s Republic of China)
	6.2	Special resolution numbered 6.2 of the Notice of AGM dated 11 April 2013 (to authorise the Board to issue company bonds and determine the specific terms and conditions)

SPECIAL RESOLUTIONS		FOR (Note 4)	AGAINST (Note 4)
7.	Special resolution numbered 7 of the Notice of AGM dated 11 April 2013 (To grant a general mandate to the Board to issue, allot and deal with additional shares in the Company not exceeding 20% of each of the existing domestic Shares and H Shares in issue.)
8.	Special resolution numbered 8 of the Notice of AGM dated 11 April 2013 (To authorise the Board to increase the registered capital of the Company and to amend the articles of association of the Company to reflect such increase in the registered capital of the Company under the general mandate.)

Dated this                             day of                             2013                  Signed (Note 6)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.

5.	The full descriptions of the ordinary resolutions and the special resolutions proposed to be considered and approved at the Annual General Meeting are set out in the Notice of Annual General Meeting and the circular dated 11 April 2013, which is also available at the Company’s website www.chinatelecom-h.com.

6.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

7.	In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

8.	To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the General Affairs Office of the Company, 31 Jinrong Street, Xicheng District, Beijing, PRC or the Company’s share registrar (as the case may be) not less than 24 hours before the time for holding the Meeting or any adjournment thereof (as the case may be). Domestic shareholders shall deposit the relevant documents with the General Affairs Office of the Company and H Share shareholders shall deposit the relevant documents to the Company’s share registrar, Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

9.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Attendance Slip for the Annual General Meeting

to be held on 29 May 2013

To: China Telecom Corporation Limited (the “Company”)

I/We (Note 1)                                                                                                                                         of                                                                                                                                                                                                                               , being the registered holder of (Note 2)                                          H/domestic shares in the share capital of the Company hereby inform the Company that I/we intend to attend the Annual General Meeting to be held at 11:00 am on Wednesday, 29 May 2013 at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong or to appoint proxies to attend on my/our behalf.

Signature:

Date: 2013

Notes:

1.	Please insert the full name(s) and address(es) of the shareholder(s) as it is recorded in the register of members of the Company in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s).

3.	Please duly complete and sign this Attendance Slip, return the Attendance Slip via hand delivery, mail or fax to the General Affairs Office of China Telecom Corporation Limited for holders of domestic shares and to Computershare Hong Kong Investor Services Limited for holders of H shares on or before 8 May 2013. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 6642 8166, Facsimile: (8610) 6601 0728). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (Telephone: (852) 2862 8555, Facsimile: (852) 2865 0990).